Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock

of

TRANSLATE BIO, INC.

at

$38.00 Per Share, Net in Cash

by

VECTOR MERGER SUB, INC.,

an indirect wholly owned subsidiary of

SANOFI

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON SEPTEMBER 13, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Vector Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Sanofi, a French société anonyme (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Translate Bio, Inc., a Delaware corporation (the “Company”), at a purchase price of $38.00 per Share in cash (the “Offer Price”) without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 2, 2021 (as it may be amended from time to time, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, unless otherwise agreed by the Company, Parent and Purchaser, at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”), upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and effected without a vote of the Company stockholders. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than Shares (i) held by the Company (or in the Company’s treasury), Parent, any other direct or indirect wholly owned subsidiary of Parent (other than Purchaser), or by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (ii) irrevocably accepted by Purchaser for purchase in the Offer) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any withholding of taxes required by applicable legal requirements.

Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Condition (as defined below in the “Summary Term Sheet”) and (ii) the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”), which includes the HSR Condition (as defined below in Section 15 – “Conditions of the Offer”). There is no financing condition to the Offer. The Offer is subject to various additional conditions. See Section 15—“Conditions of the Offer.” A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page 5 of this Offer to Purchase.

The Board of Directors of the Company (the “Company Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders; (ii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iv) resolved to recommend that the stockholders of the Company (other than Parent and its wholly owned subsidiaries) tender their Shares to Purchaser pursuant to the Offer.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (877) 800-5195

Banks and Brokers may call collect: (212) 750-5833

IMPORTANT

If your Shares are registered in your name and you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or (ii) follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.” If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser and request they effect the transaction for you before the expiration of the Offer.

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance, if your Shares are registered in their name.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

Vector Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Sanofi, a French société anonyme (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Translate Bio, Inc., a Delaware corporation (the “Company”), at a purchase price of $38.00 per Share in cash (the “Offer Price”) without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). The following are some questions you may have as a stockholder of the Company and answers to those questions. The information contained in this summary term sheet is a summary only, and may not contain all of the information that is important to you, and is not meant to be a substitute for the more detailed descriptions and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. Except as otherwise set forth herein, the information concerning the Company contained in this summary term sheet and elsewhere in this Offer to Purchase has been based upon publicly available documents or records of the Company on file with the Securities and Exchange Commission (the “SEC”) or other public sources or information provided by the Company. Neither Parent nor Purchaser assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or accuracy of any such information.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company.

Price Offered Per Share	$38.00 in cash, without interest and subject to any withholding of taxes required by applicable legal requirements.

Scheduled Expiration of Offer	One minute following 11:59 P.M., Eastern Time, on September 13, 2021, unless the Offer is otherwise extended or earlier terminated.

Purchaser	Vector Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Sanofi.

Company Board Recommendation	The Company Board unanimously recommends that the holders of Shares (other than Parent and its wholly owned Subsidiaries) tender their Shares to Purchaser pursuant to the Offer.

Who is offering to buy my securities?

Vector Merger Sub, Inc., a Delaware corporation, is offering to purchase all of the outstanding Shares at a price per share of $38.00 in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, on the terms and subject to the conditions set forth in this Offer to Purchase. Purchaser was formed solely for the purpose of facilitating the acquisition of the Company. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement (the “Transactions”). Purchaser is a wholly owned direct subsidiary of Aventis, Inc., a Delaware corporation (“Aventis”), and Aventis is a wholly owned direct subsidiary of Parent. Parent is dedicated to supporting people through their health challenges. Parent is a global biopharmaceutical company focused on human health. Parent prevents illness with vaccines, provides innovative treatments to fight pain and ease suffering. Parent stands by the few who suffer from rare diseases and the millions with long-term chronic conditions.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Purchaser” to refer to Vector Merger Sub, Inc. alone, the term “Parent” to refer to Sanofi alone and the term the “Company” to refer to Translate Bio, Inc. Unless the context otherwise requires, we use the term “Shares” to refer to shares of common stock, par value $0.001 per share, of the Company.

See Section 8 – “Certain Information Concerning Parent, Purchaser, and Certain Related Persons.”

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.

See Section 1 – “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the Company. Following the consummation of the Offer, we are required to complete the Merger (as defined below) at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer, unless otherwise agreed by the Company, Parent and Purchaser. Upon completion of the Merger, the Company will become an indirect wholly owned subsidiary of Parent. In addition, we intend to cause the Shares to be delisted from the NASDAQ Global Select Stock Market (“NASDAQ”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all record holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay $38.00 per Share in cash, without interest and subject to any withholding of taxes required by applicable legal requirements. We refer to this amount as the “Offer Price.”

See the “Introduction” to this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the holder of record of your Shares and you directly tender your Shares to us (through the Depositary) in the Offer, you will not be obligated to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker, banker or other nominee tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult such institutions as to whether any service fees or commissions will apply.

See the “Introduction” to this Offer to Purchase and Section 18 – “Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. The Company, Parent and Purchaser have entered into an Agreement and Plan of Merger, dated as of August 2, 2021 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into the Company, and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation and an indirect wholly owned subsidiary of Parent (such merger, the “Merger”).

See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Conditions of the Offer.”

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for your Shares in the Offer or, assuming you do not tender your Shares pursuant to the Offer and the Offer is consummated, in exchange for your Shares in the Merger, will be a taxable transaction for U.S. federal income tax purposes if you are a U.S. Holder (as defined below). In general, provided that you are a U.S. Holder and hold your Shares as capital assets, you will recognize capital gain or loss in an amount equal to the difference, if any, between (i) the Offer Price and (ii) your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer” for a more detailed discussion of the tax treatment of the Offer and the Merger (including for Non-U.S. Holders (as defined in that section)).

The U.S. federal, state, local and foreign income and other tax consequences to holders or beneficial owners of options or restricted stock units participating in the Merger with respect to such options or restricted stock units are not discussed herein, and such holders or beneficial owners of options or restricted stock units are strongly encouraged to consult their own tax advisors regarding such tax consequences. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $3.2 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent will provide Purchaser with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and to provide funding for the Merger. Parent expects to fund the Offer and the Merger using cash on hand. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.

See Section 9 – “Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

through Parent, we will have sufficient funds available to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and, if we consummate the Offer, all Shares converted into the right to receive the Offer Price in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 – “Source and Amount of Funds” and Section 11 – “The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15 – “Conditions of the Offer,” including, among other conditions, the Minimum Condition. The “Minimum Condition” means that the number of Shares validly tendered and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the

DGCL)), together with any Shares beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), represents one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute following 11:59 P.M., Eastern Time, on the Expiration Date (the “Offer Expiration Time”) to tender your Shares in the Offer. The term “Expiration Date” means September 13, 2021, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional opportunity to tender your Shares.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, (a) if, as of any then-scheduled Offer Expiration Time, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied and (b) Purchaser will (and Parent will cause Purchaser to) extend the Offer:

(i)	for any period required by any legal requirements, or any interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof or NASDAQ applicable to the Offer;

(ii)	for periods of up to ten business days per extension until the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”) has been satisfied; and

(iii)

if, as of any then-scheduled Offer Expiration Time, the Minimum Condition or any of the other conditions to Purchaser’s obligation to accept for payment and pay for the Shares set forth on Annex A to the Merger Agreement and described below under Section 15 – “Conditions of the Offer” (the “Offer Conditions”) is not satisfied and has not been waived by Parent or Purchaser (to the extent permitted under the Merger Agreement), at the request of the Company, on one or more occasions in consecutive increments of up to ten business days each in order to permit the satisfaction of such Offer Conditions.

Purchaser will not be required to, and without the Company’s prior written consent Purchaser will not, extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance therewith and (y) the first business day immediately following the End Date. The “End Date” means February 2, 2022, provided, that if on the End Date, all of the Offer Conditions other than the HSR Condition (as defined below in Section 15 – “Conditions of the Offer”) are satisfied or capable of being satisfied at such time, the End Date may be extended by either Parent or the Company, no more than twice, by a period of ninety (90) days each time (and in the case of such extension, any reference to the End Date herein shall be a reference to the End Date, as so extended).

See Section 1 – “Terms of the Offer” and Section 11 – “The Merger Agreement; Other Agreements.”

Will there be a subsequent offering period?

It is not expected that there will be, and the Merger Agreement does not provide for, a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

See Section 1 – “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Continental Stock Transfer & Trust Company, which is the depositary and paying agent for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

See Section 1 – “Terms of the Offer.”

What are the most significant conditions to the Offer?

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by one minute following 11:59 P.M., Eastern Time, on the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Condition;

•	the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”), which includes the HSR Condition (as defined below in Section 15 – “Conditions of the Offer”);

•

the accuracy of the Company’s representations and warranties set forth in the Merger Agreement as of specified times, and the performance of the Company’s covenants set forth in the Merger Agreement, in each case, to specified standards of materiality; and

•	no Material Adverse Effect (as defined in Section 11 – “The Merger Agreement; Other Agreements) having occurred after August 2, 2021 that is continuing.

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 – “Conditions of the Offer.” The Offer is not subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Offer Expiration Time. If you hold your Shares as the registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, not later than the Offer Expiration Time. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

We are not providing for guaranteed delivery procedures. Therefore, the Company stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depository. In addition, for the Company stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary prior to one minute after 11:59 p.m., Eastern time, on the Expiration Date. The Company stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the Offer Conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments without interest and net of any withholding of taxes required by applicable legal requirements, to tendering stockholders whose Shares have been accepted for payment.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until one minute following 11:59 P.M., Eastern Time, on the Expiration Date. In addition, if we have not accepted your Shares for payment by the end of October 15, 2021, you may withdraw them at any time after that date until we accept your Shares for payment.

See Section 4 – “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 – “Withdrawal Rights.”

Has the Offer been approved by the Board of Directors of the Company?

Yes. The Company Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders; (ii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iv) resolved to recommend that the stockholders of the Company (other than Parent and its wholly owned subsidiaries) tender their Shares to Purchaser pursuant to the Offer.

More complete descriptions of the reasons for the Company Board’s recommendation and approval of the Offer and the Merger are set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety, including the information set forth in Item 4 under the sub-headings “Background of Offer and Merger” and “Reasons for Recommendation.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will the Company continue as a public company?

No. We are required to complete the Merger at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer, unless otherwise agreed by the Company, Parent and Purchaser. Once the Merger takes place, the Company will be a wholly owned, indirect subsidiary of Parent. Following the Merger, we intend to cause the Shares to be delisted from NASDAQ and deregistered under the Exchange Act.

See Section 13 – “Certain Effects of the Offer.”

Will a meeting of the Company’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation whose shares are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•

the agreement of merger expressly permits or requires that the merger shall be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•

an acquiring corporation consummates a tender offer for any and all of the outstanding stock of such constituent corporation that would be entitled to vote on the merger (other than any shares held by the constituent corporation, the corporation making such offer, any person that owns, directly or indirectly, all of the outstanding stock of the corporation making the offer, and any direct or indirect wholly owned subsidiaries of any of the foregoing);

•

following the consummation of the tender offer, the acquiring corporation owns at least such percentage of stock of such constituent corporation that, absent Section 251(h) of the DGCL, would otherwise be required to adopt the agreement of merger for such constituent corporation; and

•

each outstanding share of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into the same consideration for their stock in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of the Company’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and no court of competent jurisdiction has issued any injunction or order that prevents the consummation of the Merger, and no applicable law, order or other legal restraint, injunction or prohibition is in effect, that makes consummation of the Merger illegal or otherwise prohibited, Purchaser is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), all of the then issued and outstanding Shares (other than Shares (a) held by the Company (or in the Company’s treasury), Parent, any other direct or indirect wholly owned subsidiary of Parent (other than Purchaser), or by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (b) irrevocably accepted by Purchaser for purchase in the Offer), will be converted in the Merger into the right to receive an amount equal to the Offer Price (without interest and subject to any withholding of taxes required by applicable legal requirements).

If the Merger is completed, the Company’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer and otherwise comply in all respects with the requirements for appraisal under Section 262 of the DGCL. See Section 17 – “Appraisal Rights.” However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of the Company’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from NASDAQ, and the Company will no longer be required to make filings with the SEC under the Exchange Act or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Section 11 – “The Merger Agreement; Other Agreements” and Section 13 – “Certain Effects of the Offer.”

What will happen to my stock options and restricted stock units (if any) in the Offer and the Merger?

The Offer is being made only for Shares, and not for outstanding options to purchase Shares (each a “Company Option”) or restricted stock units (“RSU”) issued by the Company. Holders of outstanding vested but unexercised Company Options or RSUs that have not yet been settled in Shares issued by the Company may participate in the Offer only if they first exercise such Company Options or are issued Shares in respect of such RSUs in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and tender the Shares, if any, issued upon such exercise or in connection with such settlement. Any such exercise or settlement should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding Company Options or RSUs that the holder will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Each Company Option that is outstanding immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger, each Company Option that is then outstanding and unexercised as of immediately prior to the Effective Time will be cancelled and converted into the right to receive cash in an amount, net of any applicable withholding taxes, equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess (if any) of (A) the Merger Consideration over (B) the exercise price payable per Share underlying such Company Option. Any Company Option that has an exercise price that equals or exceeds the Merger Consideration will be canceled for no consideration.

Each RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive cash in an amount, net of any applicable withholding taxes, equal to the product of (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time without regard to vesting multiplied by (ii) the Merger Consideration for each Share issuable in settlement of such RSU immediately prior to the Effective Time.

See Section 11 – “The Merger Agreement; Other Agreements.” What is the market value of my Shares as of a recent date?

On August 2, 2021, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $29.15 per Share. On August 13, 2021, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $37.74 per Share. We encourage you to obtain current market quotations for Shares before deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares; Dividends on the Shares.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entering into the Merger Agreement, Parent entered into Tender and Support Agreements with the Supporting Stockholders (both terms as defined below in Section 11 — “The Merger Agreement; Other Agreements”), which provide, among other things, that the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares the Supporting Stockholders own of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). The Tender and Support Agreements also provide that the Supporting Stockholders will vote their Shares against alternative corporate transactions and will not solicit or engage in discussions with third parties regarding alternative corporation transactions, unless certain conditions are met. The Tender and Support Agreements terminate upon the earliest to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VIII of the Merger Agreement, (ii) the Effective Time, (iii) the date of any material modification, material waiver or material amendment to any provision of the Merger Agreement or (iv) a Company Adverse Change Recommendation (as defined below in Section 11 – The Merger Agreement; Other Agreements).

Collectively, as of August 2, 2021, the Supporting Stockholders owned 18,998,292 outstanding Shares (or approximately 25.1% of all Shares outstanding

See Section 11 – “The Merger Agreement; Other Agreements.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer, and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17 – “Appraisal Rights.”

Whom should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), toll free at (877) 800-5195. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

Vector Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Sanofi, a French société anonyme (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, (the “Shares”), of Translate Bio, Inc., a Delaware corporation (the “Company”), at a purchase price of $38.00 per Share in cash (the “Offer Price”) without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 2, 2021 (as it may be amended from time to time, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, unless otherwise agreed by the Company, Parent and Purchaser, at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”), upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and effected without a vote of the Company stockholders. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (being such date and time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date and time as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than Shares (a) held by the Company (or in the Company’s treasury), Parent, any other direct or indirect wholly owned subsidiary of Parent (other than Purchaser), or by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (b) irrevocably accepted by Purchaser for purchase in the Offer) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any withholding of taxes required by applicable legal requirements. Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Shares. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements.”

Tendering stockholders who are the holders of record of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, as provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Company Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders; (ii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iv) resolved to recommend that the stockholders of the Company (other than Parent and its wholly owned subsidiaries) tender their Shares to Purchaser pursuant to the Offer.

More complete descriptions of the Company Board’s reasons for recommending that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger

(the “Transactions”), are set forth in the Company’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety, including the information set forth in Item 4 under the sub-headings “Background of Offer and Merger” and “Reasons for Recommendation.”

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Condition and (ii) the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”), which includes the HSR Condition (as defined below in Section 15 – “Conditions of the Offer”). The “Minimum Condition” means that the number of Shares validly tendered and not validly withdrawn together with any Shares owned by Parent or any of its wholly owned subsidiaries (including Purchaser), (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)), represents one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer. The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer.” There is no financing condition to the Offer.

The Company has advised Parent that at a meeting of the Company Board held on August 2, 2021, Centerview Partners LLC (“Centerview”) rendered to the Company Board its oral opinion, subsequently confirmed in its written opinion dated August 2, 2021 that, as of the date of Centerview’s written opinion and based upon and subject to the factors and assumptions set forth in Centerview’s written opinion, the $38.00 in cash per Share to be paid to the holders of Shares (other than (a) Shares that are outstanding immediately prior to the Effective Time and that are held by holders who are entitled to demand appraisal rights under Section 262 of the DGCL and who have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL and (b) Shares held, immediately prior to the Effective Time by the Company (or held in the Company’s treasury) or by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Centerview, dated August 2, 2021, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Centerview in connection with its opinion and is attached as Annex I to the Schedule 14D-9. The opinion of Centerview does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.    Terms of the Offer

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price in cash (the “Merger Consideration”) without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, promptly after the Expiration Date pay for, all Shares validly tendered prior to one minute following 11:59 P.M., Eastern Time, on the Expiration Date (the “Offer Expiration Time”) and not validly withdrawn as described in Section 4 – “Withdrawal Rights.” The term “Expiration Date” means September 13, 2021, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions described in Section 15 – “Conditions of the Offer.”

The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, (a) if, as of any then-scheduled Offer Expiration Time, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied and (b) Purchaser will (and Parent will cause Purchaser to) extend the Offer:

(i)

for any period required by any legal requirement (as defined below in Section 11 – The Merger Agreement; Other Agreements), or any interpretation or position of the Securities and Exchange Commission (the “SEC”), the staff thereof or NASDAQ applicable to the Offer;

(ii)	for periods of up to ten business days per extension until the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”) has been satisfied; and

(iii)

if, as of any then-scheduled Offer Expiration Time, the Minimum Condition or any of the other conditions to Purchaser’s obligation to accept for payment and pay for the Shares set forth on Annex A to the Merger Agreement and described below under Section 15 – “Conditions of the Offer” (the “Offer Conditions”) is not satisfied and has not been waived by Parent or Purchaser (to the extent permitted under the Merger Agreement), at the request of the Company, on one or more occasions in consecutive increments of up to ten business days each in order to permit the satisfaction of such Offer Conditions.

Purchaser will not be required to, and without the Company’s prior written consent, Purchaser will not, extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance therewith and (y) the first business day immediately following the End Date. The “End Date” means February 2, 2022, provided, however, that if on the End Date, all of the Offer Conditions other than the HSR Condition (as defined below in Section 15 – “Conditions of the Offer”) are satisfied or capable of being satisfied at such time, the End Date may be extended by either Parent or the Company, no more than twice, by a period of ninety (90) days each time (and in the case of such extension, any reference to the End Date herein shall be a reference to the End Date, as so extended).

See Section 11 – “The Merger Agreement; Other Agreements – Termination of the Merger Agreement.”

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, we expressly reserve the right to waive any Offer Condition at any time and from time to time, to increase the Offer Price and to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, and may terminate or amend the Offer, in accordance with and subject to the terms of the Merger Agreement, if any of the Offer Conditions has not been satisfied at the Offer Expiration Time. Under certain circumstances described in the Merger Agreement, we also may terminate the Merger Agreement.

The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.    Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions set forth in Section 15 – “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable (and in any event within three business days) after the Offer Acceptance Time. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In the case of certificated Shares, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) pursuant to the procedures set forth in Section 3 – “Procedures for Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal.

In the case of book-entry Shares, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 – “Procedures for Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal; or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. The term “Agent’s Message” means a message, transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights.” Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.    Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Offer Expiration Time.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Offer Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, the Company stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company. In addition, for the Company stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to one minute after 11:59 p.m., Eastern time, on the Expiration Date. The Company stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and be of no effect.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal; (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Merger Agreement or this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, the terms of the Merger Agreement and the rights of holders of Shares to challenge such interpretation with respect to their Shares in a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of the Company.

Options and Restricted Stock Units. The Offer is being made only for Shares, and not for outstanding Company Options or RSUs issued by the Company. Holders of outstanding vested but unexercised Company Options or RSUs that have not yet been settled in Shares issued by the Company may participate in the Offer only if they first exercise such Company Options or are issued Shares in respect of such RSUs in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and tender the Shares, if any, issued upon such exercise or in connection with such settlement. Any such exercise or settlement should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding Company Option or RSU will have sufficient time to comply with the procedures for tendering Shares described in this Section 3.

Each Company Option that is outstanding immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger, each Company Option that is then outstanding and unexercised as of immediately prior to the Effective Time will be cancelled and converted into the right to receive cash in an amount, net of any applicable withholding taxes, equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess (if any) of (A) the Merger Consideration over (B) the exercise price payable per Share underlying such Company Option. Any Company Option that has an exercise price that equals or exceeds the Merger Consideration will be canceled for no consideration.

Each RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive cash in an amount, net of any applicable withholding taxes, equal to the product of (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time without regard to vesting multiplied by (ii) the Merger Consideration for each Share issuable in settlement of such RSU immediately prior to the Effective Time.

See Section 11 – “The Merger Agreement; Other Agreements” for additional information regarding the treatment of outstanding equity awards in the Merger.

Employee Stock Purchase Plan.

The Company’s 2018 Employee Stock Purchase Plan (the “ESPP”) allows all of the Company’s regular full-time employees, including executive officers, to purchase shares of the Company’s common stock at the lower of: (i) 85% of the fair market value on the first day of each Offering (as defined in the ESPP); or (ii) 85% of the fair market value on the applicable Purchase Date (as defined in the ESPP), with the objective of allowing employees to profit when the value of our common stock increases over time.

The ESPP’s next scheduled Purchase Date under the current Offering is December 14, 2021. Under the terms of the Merger Agreement, (i) no participant may increase the percentage of his or her payroll deduction election from that in effect on the date of the Merger Agreement or make any non-payroll contributions to the ESPP, (ii) no new Offering will be authorized or commence on or after the date of the Merger Agreement, (iii) no purchase price for any purchase rights will be decreased below the levels in place under the ESPP as of the date of the Merger Agreement, (iv) the last day and final Purchase Date of the current Offering under the ESPP shall be no later than the date that is immediately prior to the Closing Date (or December 14, 2021, if earlier), and (v) the ESPP will terminate in its entirety as of the Effective Time, contingent upon the occurrence of the Effective Time.

The Offer is being made only for Shares, and therefore participants in the ESPP may participate in the Offer only to the extent that the amounts accrued in a participant’s account for the current offering period under the ESPP are used to purchase Shares from the Company pursuant to the terms of the Merger Agreement and the ESPP and such Shares are issued by no later than the date that is immediately prior to the Closing Date (or December 14, 2021, if earlier). When a participant receives Shares purchased from the Company under the ESPP, the participant must comply with the procedures for tendering Shares described in this Section 3 prior to the expiration of the Offer. See Section 11 – “The Merger Agreement; Other Agreements” for additional information regarding the ESPP.

Information Reporting and Backup Withholding. Payments made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares purchased in the Offer or exchanged in the Merger (currently at a rate of 24%). To avoid backup withholding, a U.S. stockholder or payee should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, listing such U.S. stockholder’s correct taxpayer identification number and certifying that such stockholder is a U.S. person, that the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Failure to provide the information on the IRS Form W-9 may subject a stockholder to backup withholding on a payment pursuant to the Offer or the Merger for all Shares purchased from or exchanged by such stockholder. Certain stockholders or payees (including, among others, corporations, non-resident foreign individuals and foreign entities) are not subject to these backup withholding and reporting requirements. An exempt U.S. stockholder or payee should indicate its exempt status on IRS Form W-9. Any foreign stockholder or payee should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. A disregarded domestic entity that has a regarded foreign owner must use the appropriate IRS Form W-8, and not the IRS Form W-9. Information disclosed on an applicable IRS Form by a stockholder or payee may be disclosed to the local tax authorities of the foreign stockholder under an applicable tax treaty or an information exchange agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Each stockholder and payee should consult their tax advisors as to any qualification for exemption from backup withholding and the procedure for obtaining any such exemption.

4.    Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after October 15, 2021 if Purchaser has not accepted them for payment by the end of October 15, 2021.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Offer Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.    Certain U.S. Federal Income Tax Consequences of the Offer

The following discussion is a summary of certain U.S. federal income tax consequences of the disposition of the Shares in the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is for general information purposes only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of the Company. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof in effect as of the date of this Offer, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS.

The summary applies only to stockholders of the Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it address the U.S. federal income tax consequences of the transactions to special classes of taxpayers (e.g., foreign taxpayers and stockholders that beneficially own (actually or constructively) more than 5% of the total fair market value of the Shares (except as specifically described below), small business investment companies, S corporations, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, persons that accumulate earnings to avoid U.S. federal income tax, cooperatives, banks and certain other financial institutions, broker-dealers, insurance companies, tax-exempt organizations, governmental organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, trusts, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, stockholders holding Shares that are part of a straddle, hedging, constructive sale, conversion or other integrated security transaction for U.S. federal income tax purposes, stockholders who properly exercise appraisal rights with respect to their Shares, stockholders who hold their Shares as “qualified small business stock” or “section 1244 stock,” and stockholders who received Shares in compensatory transactions (including pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation). In addition, this summary does not address U.S. federal taxes other than income taxes (including any U.S. federal estate or gift tax consequences), any aspect of the U.S. alternative minimum tax or Medicare tax on net investment income, or any state, local or foreign tax consequence, of the Offer and the Merger.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer and the Merger, or transactions pertaining to Company Options that are canceled and converted or RSUs that are converted into the right to receive cash, as the case may be, in connection with the Merger.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is or is treated as: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have authority to control all of the trust’s substantial decisions or (B) the trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes. This summary uses the term “Non-U.S. Holder” to mean a beneficial owner of Shares (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Tax Consequences to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received (determined before the deduction of withholding taxes, if any) and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss would be long-term capital gain or loss, provided that the holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gain recognized by certain non-corporate U.S. Holders is generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses by a U.S. Holder is subject to certain limitations.

Tax Consequences to Non-U.S. Holders. Generally, the exchange of Shares for cash pursuant to the Offer or the Merger will not be a taxable transaction to Non-U.S. Holders for U.S. federal income tax purposes, unless: (i) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of the Offer or the Merger, as the case may be, and certain other conditions are met; (ii) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or (iii) the Company is or has been a United States real property holding corporation, or “USRPHC,” for U.S. federal income tax purposes at any time within the shorter of the Non-U.S. Holder’s holding period and the five-year period preceding the Offer or the Merger, as the case may be, and, if the Shares are “regularly traded on an established securities market” (“regularly traded”), the Non-U.S. Holder owned (directly, indirectly or constructively) more than 5% of the Shares at any time within such period, and certain other conditions are satisfied.

In the case of clause (i) of the preceding paragraph, gain generally will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty), which may be offset by certain U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States). In the case of clause (ii) of the preceding paragraph, unless a tax treaty provides otherwise, gain will be subject to U.S. federal income tax at the rates generally applicable to a U.S. Holder (and such Non-U.S. Holder should generally provide an IRS Form W-8ECI). A Non-U.S. Holder that is a foreign corporation also may be subject to a 30% branch profits tax (or applicable lower treaty rate) with respect to gain recognized under clause (ii). In the case of clause (iii) of the preceding paragraph, the Company has not determined whether it is a USRPHC, however, so long as the Shares are considered to be regularly traded at any time during the calendar year, a Non-U.S. Holder generally will not be subject to tax on any gain recognized on the exchange of Shares pursuant to the Offer or the Merger, unless the Non-U.S. Holder owned (actually or constructively) more than 5% of the total outstanding Shares at any time during the applicable period described in clause (iii). Non-U.S. Holders that have actually or constructively owned more than 5% of the Shares should consult their tax advisors regarding the process for requesting documentation from the Company to establish whether the Company is a USRPHC for U.S. federal income tax purposes and any consequences with respect thereto. A Non-U.S. Holder may, under certain circumstances, be subject to withholding in an amount equal to 15% of the gross proceeds on the sale or disposition of Shares. However, because we believe that the Shares are regularly traded, no withholding should be required under these rules upon the exchange of Shares pursuant to the Offer or the Merger. Non-U.S. Holders are urged to consult their tax advisors with respect to the particular U.S. federal, state, and local, or foreign tax consequences of the Offer and the Merger and the effect of any applicable tax treaties.

Information Reporting and Backup Withholding. Payments made to stockholders in the Offer or the Merger may be reported to the IRS. In addition, under the U.S. federal income tax laws, backup withholding at the statutory rate (currently 24%) may apply to the amount paid to certain stockholders (who are not “exempt” recipients) pursuant to the Offer or the Merger. To prevent such backup withholding, each stockholder who is a U.S. Holder and who does not otherwise establish an exemption from backup withholding must notify the Depositary or other applicable withholding agent of the stockholder’s taxpayer identification number (generally an employer identification number or social security number) and provide certain other information by completing, under penalty of perjury, an IRS Form W-9, a copy of which is included in the Letter of Transmittal. Failure to timely provide the correct taxpayer identification number on the IRS Form W-9 may subject the stockholder to a penalty imposed by the IRS.

Certain “exempt” recipients (including, among others, generally all corporations and certain non-U.S. Holders) are not subject to these backup withholding requirements (though U.S. corporations may be required to submit an IRS Form W-9 to establish such exemption). For a non-U.S. Holder to qualify for such an exemption from backup withholding, such Non-U.S. Holder must submit a statement (generally, an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8), signed under penalty of perjury, attesting to such Non-U.S. Holder’s exempt status. A copy of the appropriate IRS Form W-8 may be obtained from the Depositary or from the IRS website (www.irs.gov).

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of such amounts if they timely provide certain required information to the IRS.

Holders are urged to consult their tax advisors regarding the application of backup withholding to their particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding.

The tax discussion set forth above is included for general information only and is not tax advice. You are urged to consult your tax advisor to determine the particular tax consequences to you of the Offer and the Merger, including the applicability and effect of U.S. federal, state, local, foreign and other tax laws and treaties. The U.S. federal income and other tax consequences to holders or beneficial owners of options or restricted stock units participating in the Offer or Merger with respect to such options or restricted stock units are not discussed herein and such holders or beneficial owners are strongly encouraged to consult their own tax advisors regarding such tax consequences.

6.    Price Range of Shares; Dividends on the Shares

The Shares currently trade on NASDAQ under the symbol “TBIO.” The following table sets forth the high and low sale prices per Share for each quarterly period within the preceding fiscal year, as reported by NASDAQ:

	High	Low
Fiscal Year Ending December 31, 2020
First Quarter	$12.40	$6.80
Second Quarter	$28.09	$8.12
Third Quarter	$20.40	$11.91
Fourth Quarter	$28.04	$12.51
Fiscal Year Ending December 31, 2021
First Quarter	$34.64	$15.44
Second Quarter	$28.10	$15.84
Third Quarter (through August 2, 2020)	$36.98	$27.03

On August 2, 2021, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on NASDAQ was $29.15 per Share. On August 13, 2021, the last full day of trading before commencement of the Offer, the closing price of the Shares on NASDAQ was $37.74 per Share. Stockholders are urged to obtain current market quotations for the Shares.

The Company has not declared or paid dividends to date and does not anticipate doing so.

7.    Certain Information Concerning the Company

The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information regarding the Company. Neither Parent nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Parent nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such filings, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

General. The Company was incorporated as a Delaware corporation on November 10, 2016 under the name RaNA Therapeutics, Inc. and changed its name to “Translate Bio, Inc.” on June 26, 2017. The Company merged with RaNA Therapeutics, LLC on December 19, 2017, with Translate Bio, Inc. continuing as the surviving corporation. The Company is a clinical-stage mRNA therapeutics company developing a new class of potentially transformative medicines to treat diseases caused by protein or gene dysfunction, or to prevent infectious diseases by generating protective immunity. The address of the Company’s principal executive offices and the Company’s phone number at its principal executive offices are as set forth below:

Translate Bio, Inc.

29 Hartwell Avenue

Lexington, Massachusetts 02421

Telephone: (617) 945-7361

The information contained in the section titled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Additional Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them) and other matters. Information concerning the Company’s directors and officers, their compensation and stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC. The Company also maintains an Internet website at http://www.translate.bio. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8.    Certain Information Concerning Parent, Purchaser and Certain Related Persons

Purchaser is a Delaware corporation and an indirect wholly owned subsidiary of Parent, and was formed solely for the purpose of facilitating the acquisition of the Company. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions. Upon consummation of the Merger, with and into the Company and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent. The business address and business telephone number of Purchaser are as set forth below:

Vector Merger Sub, Inc.

1 Discovery Drive,

Swiftwater, PA 18370

+1 (570) 957-7187

Parent is a French société anonyme. Parent is dedicated to supporting people through their health challenges. Parent is a global biopharmaceutical company focused on human health. Parent prevents illness with vaccines, provides innovative treatments to fight pain and ease suffering. Parent stands by the few who suffer from rare diseases and the millions with long-term chronic conditions. The business address and business telephone number of Parent are as set forth below:

Sanofi

54, Rue La Boétie

75008 Paris, France

+ 33 1 53 77 40 00

Aventis, Inc. (“Aventis”) is a Delaware corporation and a wholly owned direct subsidiary of Parent that holds certain operating and intellectual property assets of Parent. The business address and business telephone number of Aventis, Inc. are as set forth below:

Aventis, Inc.

55 Corporate Drive

Bridgewater, NJ 08807

+1 (800) 981-2491

The summary information set forth in this Section 8 is qualified in its entirety by reference to Parent’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information.

The name, business address, citizenship, current principal occupation or employment, and five-year employment history of each director and executive officer of Purchaser, Aventis and Parent and certain other information are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Aventis or Parent or, to the best knowledge and belief of Purchaser, Aventis and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of August 9, 2021, Parent beneficially owns 3,684,434 Shares.

Except as set forth in Schedule I to, or elsewhere in, this Offer to Purchase: (i) none of Purchaser, Aventis, Parent, or, to the best knowledge and belief of Purchaser, Aventis and Parent after due inquiry, the persons listed in Schedule I to this Offer to Purchase beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Purchaser, Aventis, Parent or, to the best knowledge and belief of Purchaser, Aventis and Parent after due inquiry, any of the other persons listed in Schedule I to this Offer to Purchase has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Purchaser, Aventis, Parent or, to the best knowledge and belief of Purchaser, Aventis and Parent after due inquiry, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Parent, their subsidiaries or, to the best knowledge and belief of Purchaser, Aventis and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Parent, their subsidiaries or, to the best knowledge and belief of Purchaser, Aventis and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC. Parent also maintains an Internet website at http://www.sanofi.com. The information contained in, accessible from or connected to Parent’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Parent’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

9.    Source and Amount of Funds

We estimate that we will need approximately $3.2 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent will provide us with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and to provide funding for the Merger. Parent expects to fund the Offer and the Merger using cash on hand. We have no specific alternative financing arrangements or alternative financing plans in connection with the Offer or the Merger.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

10.    Background of the Offer; Past Contacts or Negotiations with the Company

The following is a description of contacts between representatives of Parent and representatives of the Company that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. For a review of the Company’s activities relating to these contacts, please refer to the Schedule 14D-9.

Background of the Offer

As part of Parent’s ongoing evaluation of its business and strategic opportunities, the Strategic Committee of Parent’s board of directors and members of senior management of Parent regularly evaluate a variety of potential licensing, partnering, research and development, collaboration and strategic acquisition transactions with third parties, including companies that have developed products in clinical areas that complement or further Parent’s product portfolio and strategic plan, such as the Company.

The Company, through its wholly-owned subsidiary Translate Bio MA, Inc., and Sanofi Pasteur Inc., a wholly owned subsidiary of Sanofi, entered into the Original Sanofi Agreement (the terms of which are further described in “Section 11 – “The Merger Agreement; Other Agreements”), in order to work together to develop infectious disease vaccines using Translate Bio’s mRNA technology. The Original Sanofi Agreement was amended in March 2020 and again in June 2020 to expand the scope of the collaboration, and in connection with the second amendment, Translate Bio and Sanofi entered into the Securities Purchase Agreement (the terms of which are further described in “Section 11 – “The Merger Agreement; Other Agreements”) under which Sanofi purchased 4,884,434 Shares at a price of $25.59 per share (for an aggregate purchase price of approximately $125.0 million). Under the Securities Purchase Agreement, Sanofi agreed to customary standstill restrictions, expiring 12 months after the closing of the transactions contemplated by the Securities Purchase Agreement, and a lock-up restriction, prohibiting Sanofi from selling or transferring any of the Shares without the prior approval of Translate Bio for 18 months after the closing, subject to specified conditions. From and after the entry into the Original Sanofi Agreement on June 8, 2018, the parties were in regular contact and met and exchanged information frequently in connection with their collaboration under the Original Sanofi Agreement and the Amended Sanofi Agreement.

In April 2021, Sanofi indicated to the Company that, as part of its ongoing evaluation of its investments, it wanted to sell approximately one quarter of its Shares and requested the Company’s consent for a waiver of the lock-up provision of the Securities Purchase Agreement. The Company approved the request. The possibility of a potential acquisition transaction was not discussed between the Company and Sanofi at this time.

On May 24, 2021, the Strategic Committee of the board of directors of Sanofi (the “Strategic Committee”) met and discussed the possibility of an acquisition of the Company. During the period between May 24, 2021 and the

Sanofi board of directors meeting on July 28, 2021, the members of the Strategic Committee kept the members of the board of directors of Sanofi apprised of the process and developments of the negotiations for the acquisition of the Shares.

On May 28, 2021, Paul Hudson, Chief Executive Officer of Sanofi, called Ronald Renaud, Chief Executive Officer of the Company, to indicate that Sanofi would be sending a letter with a proposal for an acquisition of the Company. Later that day, Jean-Baptiste Chasseloup de Chatillon, Sanofi’s Chief Financial Officer, wrote a letter to Mr. Renaud setting forth a non-binding proposal from Sanofi for the acquisition of all of the issued and outstanding Shares for $28.00 per share in cash (the “May 28 Proposal”), which the letter indicated represented a 53% premium to the closing price of the Shares of $18.32 on May 27, 2021, and a 42% premium to the volume weighted average share price of $19.68 over the last 30 trading days as of the same date. The May 28 Proposal also requested a 15-day period of exclusivity to conduct further due diligence and negotiate definitive transaction documents.

On June 4, 2021, a representative of Centerview Partners LLC (“Centerview”), the Company’s financial advisor, reached out to representatives of Sanofi and Morgan Stanley & Co. LLC, Sanofi’s financial advisor (“Morgan Stanley”). On that call, the representative of Centerview conveyed that the offer set forth in the May 28 proposal was insufficient and that the Company was not willing to proceed with a transaction on the terms described in the May 28 Proposal.

On June 15, 2021, Mr. Renaud received a letter from Mr. Chasseloup de Chatillon setting forth a revised proposal from Sanofi for the acquisition of all of the outstanding Shares for $32.00 per share in cash (the “June 15 Proposal”), representing a 55% premium to the closing price of the Shares of $20.66 on June 15, 2021, and a 69% premium to the volume weighted average share price of $18.97 over the last 30 calendar days as of the same date. The June 15 Proposal also requested a 15-day period of exclusivity to conduct further due diligence and negotiate definitive transaction documents.

On June 21, 2021, a representative of Centerview reached out to representatives of Sanofi and Morgan Stanley. On that call, the representative of Centerview indicated that the Company was not willing to engage in discussions based on the offer set forth in the June 15 Proposal and communicated to Sanofi that the Company would be willing to engage in negotiations if Sanofi made a revised offer at a price of at least $40.00 per Share.

On June 22, 2021, Mr. Chasseloup de Chatillon wrote to Mr. Renaud expressing Sanofi’s disappointment that the Company was not willing to engage in discussions on the basis of the June 15 Proposal and reiterated Sanofi’s belief that the strategic rationale of a combination is strong and would provide the Company’s shareholders with compelling and certain value. Mr. Chasseloup de Chatillon indicated that Sanofi had determined not to have any further discussions with the Company regarding a potential transaction, but would remain available to re-open discussions should the board of directors of the Company re-consider Sanofi’s offer.

On June 24, 2021, a representative of Centerview reached out to a representative of Sanofi and discussed the possibility of proceeding with a transaction price of $37.00 to $38.00 per share in cash with a structured earnout or contingent value right component, which, if agreed milestones were achieved, would increase the price to the Company’s stockholders to $40.00 per share.

On July 16, 2021, Mr. Chasseloup de Chatillon sent a letter to Mr. Renaud setting forth a revised proposal from Sanofi for the acquisition of all of the outstanding common stock of the Company for $35.00 per share in cash (the “July 16 Proposal”), representing a 19% premium to the closing price of the Shares of $29.50 on July 16, 2021, and a 40% premium to the volume weighted average share price of $24.93 over the last 30 calendar days as of the same date.

On July 20, 2021, Mr. Renaud called Mr. Hudson to inform Sanofi that the board of directors of the Company would consider a revised proposal for the acquisition of the Company at a price of $38.00 per Share in cash.

On July 22, 2021, Mr. Chasseloup de Chatillon sent a letter to Mr. Renaud setting forth a further revised proposal from Sanofi, increasing Sanofi’s offer to acquire the Company at a price of $38.00 per share in cash, conditioned upon (1) Sanofi’s completion of confirmatory due diligence, (2) unanimous approval of the transaction by the board of directors of the Company (3) and all of the Company’s directors and executive officers as well as The Baupost Group, LLC, the Company’s largest shareholder (“Baupost”), entering into support agreements (the “July 22 Proposal”), representing a 29% premium to the closing price of the Shares of $29.46 on July 21, 2021, and a 43% premium to the volume weighted average share price of $26.54 over the last 30 calendar days as of the same date. Later that day, representatives of Centerview communicated to representatives of Morgan Stanley that the board of directors of the Company would engage in discussions with Sanofi with respect to a transaction for $38.00 in cash per Share.

On July 23, 2021, the Company entered into a confidentiality agreement with Sanofi (the terms of which are further described in “Section 11 – “The Merger Agreement; Other Agreements”) that included customary standstill provisions for the benefit of the Company for a period of one year with a customary “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including upon Translate Bio entering into a binding agreement related to a change of control of Translate Bio. Translate Bio provided representatives of Sanofi, Morgan Stanley, and Weil, Gotshal & Manges LLP, legal counsel to Sanofi (“Weil”), with access to a virtual data room later that day.

Later on July 23, 2021, Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Company’s legal counsel (“Paul Weiss”), delivered an initial draft of the proposed Merger Agreement to Weil. During the period beginning July 27, 2021 through July 30, 2021, the Company and its advisors held a number of diligence calls with representatives of Sanofi and its advisors.

On July 27, 2021, Paul Weiss delivered an initial draft of the proposed support agreements to Weil, and Weil delivered a revised draft to Paul Weiss on July 29, 2021. From July 30, 2021 through August 2, 2021, representatives of Ropes & Gray LLP, legal counsel to Baupost, Paul Weiss and Weil negotiated the terms of the support agreement.

On July 29, 2021, Weil delivered a revised draft of the Merger Agreement to Paul Weiss.

During the period from July 29, 2021 to August 2, 2021, the Company, Sanofi and their legal counsel negotiated the terms of the Merger Agreement, including the size of the termination fee that would be payable by the Company under specified circumstances, the parties’ obligations to obtain required regulatory approvals, the representations and warranties, the interim operating restrictions and the parties who would be required to enter into support agreements.

On July 28, 2021, the board of directors of Sanofi, during a duly called meeting, discussed and approved the proposed transaction as proposed in the July 22 Proposal and negotiated in the definitive documentation.

On August 2, 2021, Paul Weiss and Weil finalized the terms of the Merger Agreement. Later that evening, the Company, Sanofi and Purchaser executed and delivered the Merger Agreement, and Sanofi, Baupost and Mr. Renaud executed and delivered the Support Agreements.

Early in the morning of August 3, 2021, Sanofi and the Company each issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer to acquire all of the outstanding Shares at a price of $38.00 per Share in cash.

On August 16, 2021, Sanofi commenced the Offer and the Company filed the Schedule 14D-9.

11.    The Merger Agreement; Other Agreements

Merger Agreement

The following summary of the material provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 7 — “Certain Information Concerning the Company.” Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual information about Parent, Purchaser or the Company or the Transactions contained in public reports filed by Parent or the Company with the SEC. Such information can be found elsewhere in this Offer to Purchase. The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on August 3, 2021. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by the Company with the SEC on August 3, 2021, are incorporated herein by reference as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of the Company designated as third-party beneficiaries), and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures in confidential disclosure schedules delivered by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement, and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The holders of Shares and other investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

Accordingly, the representations and warranties contained in the Merger Agreement and summarized in this Section 11 should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Transactions, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including this Offer to Purchase, and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on August 16, 2021, as well as in the Company’s other public filings.

The Offer

Principal Terms of the Offer

The Offer. Purchaser’s obligation to accept for payment and pay for any Shares validly tendered (and not validly withdrawn) in the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other conditions that are described in Section 15 — “Conditions of the Offer” (each, an “Offer Condition” and collectively, the “Offer Conditions”). Subject to the satisfaction of the Minimum Condition and the satisfaction

(or waiver by Parent) of the other Offer Conditions, the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, irrevocably accept for payment, and pay for, all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable (and in any event within three business days) after the Offer Acceptance Time (as defined below). Acceptance of all such validly tendered Shares for payment pursuant to and subject to the conditions of the Offer, which will occur on September 14, 2021, following the Offer Expiration Date, unless one or more Offer Conditions is not satisfied as of such date, in which case we will extend the Offer pursuant to the terms of the Merger Agreement. The time at which Purchaser accepts for payment such number of Shares validly tendered and not properly withdrawn pursuant to the Offer as satisfies the Minimum Condition is referred to herein as the “Offer Acceptance Time,” and the date and time at which the Offer Acceptance Time occurs is referred to herein as the “Offer Closing.” The Offer may not be withdrawn prior to the Expiration Date (including any rescheduled Expiration Date) unless the Merger Agreement is terminated in accordance with its terms.

Purchaser expressly reserves the right to increase the Offer Price, waive any Offer Condition, or make any other changes to the terms and conditions of the Offer, including the Offer Conditions, that are not inconsistent with the terms of the Merger Agreement. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of the Company, Purchaser is not permitted to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions or requirements to the Offer in addition to the Offer Conditions;

•

amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions;

•	change or waive the Minimum Condition;

•	extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement; or

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Expiration Date and in which Parent is required to cause Purchaser to extend the Expiration Date. Specifically, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Merger Agreement provides that Purchaser must extend the Offer from time to time for:

•	any period required by applicable legal requirements, any interpretation or position of the SEC, the staff thereof or the NASDAQ applicable to the Offer; and

•	periods of up to ten business days per extension, until the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”) has been satisfied.

Additionally, Purchaser may (and at the request of the Company, Purchaser shall) extend the Offer if, as of the then-scheduled Offer Expiration Date, the Minimum Condition or any other Offer Condition is not satisfied and has not been waived by Parent or Purchaser (to the extent permitted under the Merger Agreement) on one or more occasions in consecutive increments for up to ten business days each in order to permit the satisfaction of such Offer Condition. Purchaser will not be required to, and without the Company’s written consent Purchaser will not, extend the Offer beyond the earlier to occur of (i) the valid termination of the Merger Agreement in accordance therewith and (ii) February 2, 2022 (as may be extended no more than twice, by a period of ninety (90) days by either Parent or the Company if the HSR Condition is not met). If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Purchaser has agreed that it will (and Parent has agreed to cause Purchaser to) promptly terminate the Offer, and will not acquire any Shares pursuant thereto, upon any valid termination of the Merger Agreement prior to the Offer Acceptance Time.

Offer Conditions

The Offer Conditions are described in Section 15 — “Conditions of the Offer”

Schedule 14D-9 and Board Recommendation

The Merger Agreement provides that as promptly as practicable on the date of commencement of the Offer, the Company will file with the SEC and disseminate to holders of Shares, to the extent required by applicable federal securities laws and regulations, including Rule 14D-9 under the Exchange Act, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 that reflect the Company Board Recommendation (as defined below) and a notice of appraisal rights as contemplated by Section 262 of the DGCL (subject to the terms and conditions of the Merger Agreement).

The Merger

Principal Terms of the Merger

The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into the Company, and the separate corporate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation. The Merger will be governed by Section 251(h) of the DGCL and, assuming the conditions to the Merger have been satisfied or waived, will be effected at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer (unless otherwise agreed by the Company, Parent and Purchaser) without a vote on the adoption of the Merger Agreement by Company stockholders.

The certificate of incorporation of the Surviving Corporation will be amended and restated as of the Effective Time to conform to the form previously agreed to by the parties. The bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time.

Under the Merger Agreement, as of immediately after the Effective Time, the directors of Purchaser as of immediately prior to the Effective Time will be the directors of the Surviving Corporation and the officers of Purchaser as of immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the organizational documents of the Surviving Corporation.

The obligations of the Company, Parent and Purchaser to complete the Merger are subject to the satisfaction of the following conditions:

•

there must not have been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger, by any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction or any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court, arbitrator or other tribunal (collectively, “Governmental Body”), which directly or indirectly prohibits, or makes illegal, the consummation of the Merger; and

•	Purchaser (or Parent on Purchaser’s behalf) must have accepted for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn.

The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Conversion of Capital Stock at the Effective Time

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than Shares (a) held by the Company (or in the Company’s treasury), Parent, any other direct or indirect wholly owned subsidiary of Parent (other than Purchaser), or by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (b) irrevocably accepted by Purchaser for purchase in the Offer) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any withholding of taxes required by applicable legal requirements. As a result of the Merger, the Company will cease to be a publicly traded Company.

At the Effective Time, (i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury) will automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; (ii) each Share held immediately prior to the Effective Time by Parent or any other direct or indirect wholly owned Subsidiary of Parent (other than Purchaser) (collectively, the “Parent Shares”) will remain outstanding and be converted into one fully paid share of common stock, par value $0.001 per share, of the Surviving Corporation; (iii) any Shares irrevocably accepted by Purchaser for purchase in the Offer will no longer be outstanding and shall automatically be canceled and will cease to exist, and no consideration will be delivered in exchange therefor; and (iv) all shares of the common stock, $0.0001 par value per share, of Purchaser then outstanding shall be converted into an aggregate number of shares of common stock, $0.001 par value per share, of the Surviving Corporation equal to (A) the total number of Shares outstanding immediately prior to the Effective Time less (B) the Parent Shares.

At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares will be closed and thereafter there will be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares other than the right to receive, upon surrender stock of certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with the DGCL, the rights set forth in Section 262 of the DGCL.

Treatment of Stock Options and Restricted Stock Units in the Merger

Under the terms of the Merger Agreement:

•

each Company Option that is outstanding immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger, each Company Option that is then outstanding and unexercised as of immediately prior to the Effective Time will be cancelled and converted into the right to receive cash in an amount, net of any applicable withholding taxes, equal to the product of

(i) the total number of Shares subject to such fully vested Company Option, multiplied by (ii) the excess of (A) the Merger Consideration over (B) the exercise price payable per Share underlying such Company Option. Any Company Option that has an exercise price that equals or exceeds the Merger Consideration will be canceled for no consideration; and

•

each RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive cash in an amount, net of any applicable withholding taxes, equal to the product of (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time without regard to vesting multiplied by (ii) the Merger Consideration for each Share issuable in settlement of such RSU immediately prior to the Effective Time.

Prior to the Effective Time, the Company and the Company Board and the Compensation Committee of the Board, as applicable, are required to adopt resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the Company stock awards.

Treatment of the Company ESPP

Pursuant to the Merger Agreement, the Company must take all actions, including adopting any necessary resolution of the Company Board and amending the terms of the ESPP, to (i) provide that each individual participating in the offering in progress on the date of the Merger Agreement (the “Final Offering”) under the ESPP will not be permitted to increase the percentage of his or her earnings under the ESPP or make any nonpayroll contributions to the ESPP on or following the date of the Merger Agreement, (ii) ensure that, except for the Final Offering, no offering period will be authorized or commenced on or after the date of the Merger Agreement, (iii) if the closing of the Transactions will occur prior to the end of the Final Offering, provide each individual participating in the Final Offering with notice of the Transactions prior to such closing; (iv) cause the Final Offering to end on a date that is no later than the date immediately prior to the closing of the Transactions; (v) make any pro rata adjustments that may be necessary to reflect the shortened purchase period of the Final Offering, but otherwise treat such shortened purchase period of the Final Offering as a fully effective and completed purchase period for all purposes pursuant to the ESPP; (vi) cause each ESPP participant’s accumulated contributions under the ESPP to be used to purchase Shares in accordance with the ESPP at the end of the Final Offering; (vii) provide that the applicable purchase price for Shares will not be decreased below the levels set forth in the ESPP as of the date of the Merger Agreement; and (viii) ensure that no further rights are granted under the ESPP after the Effective Time. The Company will terminate the ESPP in its entirety immediately prior to and effective as of the Effective Time.

Adjustments to the Offer Price and Merger Consideration

The Merger Agreement provides that if, between the date of the Merger Agreement and the Offer Acceptance Time there is any change in the outstanding number or class of the Shares, including by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price will be appropriately adjusted to reflect such change.

Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to:

•	due organization; subsidiaries, etc.;

•	certificate of incorporation and bylaws;

•	capitalization;

•	SEC filings; financial statements;

•	absence of changes;

•	title to assets;

•	real property;

•	intellectual property; data privacy

•	contracts;

•	liabilities;

•	compliance with legal requirements;

•	regulatory matters;

•	certain business practices;

•	governmental authorizations;

•	tax matters;

•	employee matters; benefit plans;

•	environmental matters;

•	insurance;

•	legal proceedings; orders;

•	authority; binding nature of agreement;

•	Section 203 of the DGCL;

•	merger approval;

•	non-Contravention; Consents;

•	opinion of financial advisors; and

•	financial advisors.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means an event, change, occurrence, circumstance or development that either (a) has a material adverse effect on the business, assets, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or (b) would prevent or materially delay the consummation by the Company of the Offer or the Merger; provided, that in the case of clause (a) of this definition, none of the following will be deemed in and of themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Company:

•	any change in the market price or trading volume of the Company’s stock;

•

any event, change, occurrence, circumstance or development resulting from the execution, announcement, pendency or consummation of the Transactions other than for purposes of the regulatory covenant in the Merger Agreement and the non-contravention representation made by the Company;

•

any event, occurrence, circumstance, change or effect in the industries in which the Company or any of its subsidiaries operates or in the economy generally or other general business, financial or market conditions, except to the extent (and only to the extent) that the Company is adversely affected materially disproportionately relative to the other participants in such industries or the economy generally, as applicable;

•	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency;

•

any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity, pandemic or epidemic (including COVID-19) or other outbreaks of diseases or quarantine restrictions, or any other similar event, except to the extent (and only to the extent) that such event, circumstance, change or effect materially disproportionately affects the Company relative to other participants in the industries or geographies in which the Company operates or the economy generally, as applicable;

•	the failure of the Company to meet internal or analysts’ expectations or projections or the results of operations of the Company;

•

any adverse effect arising directly from or otherwise directly relating to any action taken by the Company at the written direction of Parent or any action specifically required to be taken by the Company, or the failure of the Company to take any action that the Company is specifically prohibited by the terms of this Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to the Merger Agreement;

•	any event, occurrence, circumstance, change or effect resulting or arising from Parent’s or Purchaser’s breach of this Agreement;

•

any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any legal requirement or GAAP (or interpretations of any legal requirement or GAAP);

•

any regulatory, preclinical, clinical or manufacturing events, occurrences, circumstances, changes, effects or developments relating to any product or product candidate of the Company (including any collaboration products) or with respect to any product of Parent or any of its Subsidiaries or any competitor of the Company (including, for the avoidance of doubt, with respect to any pre-clinical or clinical studies, tests or results or announcements thereof, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations) or

•	any matters disclosed in the confidential disclosure schedule to the Merger Agreement;

However, the exceptions in the first and sixth bullet points set forth above will not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the other exceptions listed above) is or would be reasonably likely to be a Material Adverse Effect.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to the Company with respect to:

•	due organization;

•	Purchaser;

•	authority; binding nature of the agreement;

•	non-contravention; consents;

•	disclosure;

•	absence of litigation;

•	funds;

•	ownership of Company Common Stock;

•	acknowledgement by Parent and Purchaser; and

•	brokers and other advisors.

Certain of Parent’s representations and warranties contained in the Merger Agreement are qualified as to “materiality” or “Parent Material Adverse Effect.” “Parent Material Adverse Effect,” as used in the Merger Agreement, means any event, change, occurrence or development that would prevent, materially delay or materially impair the ability of Purchaser or Parent to consummate the Transactions.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement (or in any certificate or other document delivered pursuant to the Merger Agreement) survive the Merger.

Covenants

Conduct of Business Pending the Merger

The Company has agreed that, during the period from the date of the Merger Agreement until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement pursuant to its terms (the “Pre-Closing Period”), except (w) as required or otherwise contemplated under the Merger Agreement or as required by applicable legal requirements, (x) with the written consent of Parent, which consent will not be unreasonably withheld, conditioned or delayed, (y) for any actions taken reasonably and in good faith in response to COVID-19 or COVID-19 measures or (z) as set forth in the Company’s confidential disclosure schedule, the Company will, and will cause its subsidiaries to, (i) conduct their respective businesses in all material respects in the ordinary course and in compliance in all material respects with all applicable legal requirements, (ii) use commercially reasonable efforts to preserve intact in all material respects the material components of the Company’s and each such subsidiary’s current business organization, including keeping available the services of current officers and key employees and (iii) use commercially reasonable efforts to maintain its relations and goodwill with all material suppliers, material customers, Governmental Bodies and other material business partners, provided, that no action by the Company or any of its subsidiaries with respect to matters specifically addressed by the restrictions set forth in the following paragraph will be deemed a breach of the restrictions set forth in this paragraph unless such action would constitute a breach of such other provision.

The Company has further agreed that, during the Pre-Closing Period, except (i) as required or otherwise contemplated under the Merger Agreement, as required by applicable legal requirements, (ii) with the written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned, (iii) for any actions taken reasonably and in good faith in response to COVID-19 or COVID-19 measures, or (iv) as set forth in the Company’s confidential disclosure schedule, neither the Company nor any of its subsidiaries will, among other things and subject to specified exceptions as set forth in the Merger Agreement and the Company’s confidential disclosure schedule:

•	establish a record date for, declare, accrue, set aside or pay any dividends on, or make any other distributions in respect of, any shares of its capital stock;

•

repurchase, redeem or otherwise reacquire any shares of its capital stock (including any Share), or any rights, warrants or options to acquire any shares of its capital stock, subject to customary exceptions;

•	split, combine, subdivide or reclassify any shares of its capital stock (including the Shares) or other equity interests;

•

sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by the Company of (a) any capital stock, equity interest or other security of the Company, (b) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of the Company or (c) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Company, subject to customary exceptions;

•

(a) establish, adopt, terminate or amend any employee benefit plan, (b) amend or waive any of its rights under, or accelerate the vesting under any provision of any employee benefit plan, (c) grant any current or former employee, director, independent contractor or consultant any increase in compensation, bonuses or other benefits (except that the Company may amend employee benefit plans or employee, contractor or consultant agreements to the extent required by applicable law;

•

(a) enter into or amend any change-of-control, retention, employment, severance, consulting or other material agreement with any current or former employee, officer, director, independent contractor or consultant with an annual base salary in excess of $100,000, or (b) hire, terminate (other than for cause), or layoff (or give notice of any such actions to) any employee with an annual base salary in excess of $100,000;

•	amend or permit the adoption of any amendment to its or its subsidiaries’ organizational documents;

•	form any subsidiary, acquire any equity interest in any other entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

•	make or authorize any capital expenditure other than pursuant to a specified budget and subject to other specified exceptions;

•

acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or fail to renew, permit to lapse (other than any intellectual property right expiring at the end of its statutory term for which an extension or renewal cannot be obtained), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material encumbrance (other than specified permitted encumbrances) any material right or other material asset or property, including material intellectual property rights, except (a) in the ordinary course of business consistent with past practice (including entering into non-exclusive license agreements and materials transfer agreements in the ordinary course of business consistent with past practice), (b) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful for the conduct of the business of the Company, and (c) as provided for in the immediately preceding bullet point; receive, collect, compile, use, store, process, share, safeguard, secure (technically, physically or administratively), dispose of, destroy, disclose, or transfer (including cross-border) any Personal Information (or fail to do any of the foregoing, as applicable) in violation in any material respect of any (a) applicable privacy laws, (b) privacy policies or notices of the Company or any of its subsidiaries, or (c) contractual obligations of the Company or any of its Subsidiaries with respect to any Personal Information;

•

other than in an amount not in excess of $1,000,000 in the aggregate, (a) lend money or make capital contributions or advances to or material investments in, any person (other than between the Company and its wholly owned subsidiaries), or (b) incur or guarantee any indebtedness, subject to certain customary exceptions; (A) amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any material contract, other than renewals in the ordinary course of business consistent with past practices, or (B) enter into any contract which if entered into prior to the date hereof would have been a material contract, other than (1) any immaterial non-exclusive license agreements, (2) purchase orders (and any associated statement of work, work order, proposal or other similar description of work) in the ordinary course of business, and (3) any contract (except with respect to specified categories of contract described in the Merger Agreement) in the ordinary course of business consistent with past practices and that are terminable by the Company without penalty on notice of 90 days of less;

•

commence any legal proceeding, except with respect to (i) routine matters in the ordinary course of business, (ii) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers in good faith the views and comments of Parent with respect to any such legal proceeding prior to commencement thereof), or (iii) in connection with a breach of the Merger Agreement or any other agreements contemplated thereby;

•	settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), subject to certain customary exceptions;

•	except as required by applicable legal requirements, enter into any collective bargaining agreement or other agreement with any labor organization;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

•

enter into any new material line of business (which does not include the commencement of certain preclinical or clinical studies) or any agreement, arrangement or commitment that materially limits or otherwise materially restricts the Company or its affiliates from engaging or competing in any line of business or in any geographic area or otherwise imposes material restrictions on the Company’s assets, operations or business;

•

(A) commence any clinical study of which Parent has not been informed prior to the date of the Merger Agreement, (B) unless mandated by any regulatory authority or Governmental Body, discontinue, terminate or suspend any ongoing clinical study, or (C) except as required by applicable legal requirements, as determined in good faith by the Company, discontinue, terminate or suspend any ongoing IND-enabling preclinical study, in each case without first consulting with Parent in good faith;

•

(A) make, change or rescind any material tax election; (B) settle or compromise any material tax claim; (C) change (or request to change) any material method of accounting for tax purposes; (D) file any material amended tax return; (E) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any such extension that arises solely as a result of an extension of time to file a tax return obtained in the ordinary course of business); (F) surrender any claim for a material refund of taxes; or (G) enter into any material “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. tax legal requirements) with any Governmental Body; or

•	authorize any of, or agree or commit to take any of, the foregoing actions.

No Solicitation. The Company will, and will direct its representatives, to cease any solicitation, encouragement, discussions or negotiations with any person that may have been ongoing with respect to any Acquisition Proposal (as defined below). Except as otherwise described below, the Company will not, and will direct its representatives not to (i) continue any solicitation, knowing encouragement, knowing facilitation (including by way of providing non-public information), discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal and (ii) directly or indirectly:

•

solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with, or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

•

enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

In addition, as soon as reasonably practicable after the date of the Merger Agreement, the Company will deliver a written notice to each person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal in the 180 days prior to the execution of the Merger Agreement, requesting the prompt return or destruction of all confidential information previously furnished to any person within the 180 days prior to the execution of the Merger Agreement for the purposes of evaluating a possible Acquisition Proposal.

For purposes of the Merger Agreement, the term “Acquisition Proposal” means any proposal or offer from any person (other than Parent and its affiliates) or “group” (within the meaning of Section 13(d) of the Exchange Act), relating to, in a single transaction or series of related transactions, any of the following:

•	an acquisition or license of assets of the Company equal to 20% or more of the Company’s assets or to which 20% or more of the Company’s revenues or earnings are attributable;

•	an issuance or acquisition of 20% or more of the outstanding Shares;

•	a recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares; or

•

a merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares.

Notwithstanding the foregoing, the Transactions are excluded from the definition of “Acquisition Proposal.”

For purposes of the Merger Agreement, the term “Superior Offer” means any bona fide written Acquisition Proposal not solicited in violation of the non-solicit restrictions above that the Company Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor(s), is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions. However, for purposes of the definition of “Superior Offer,” the references to “20% or more” in the definition of Acquisition Proposal are deemed to be references to “more than 50%.”

Notwithstanding the restrictions described above, if at any time on or after the date of the Merger Agreement and prior to the Offer Acceptance Time the Company or any of its representatives receives a written Acquisition Proposal from any person or group of persons, which Acquisition Proposal was made or renewed on or after the date of the Merger Agreement and did not result from a breach in any material respect of the restrictions described above, then:

•

the Company and its representatives may contact such person or group of persons solely to clarify the terms and conditions of such proposal and inform such person or group of persons of the terms of the Company’s non-solicit obligations; and

•

if the Company Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer, then the Company and its representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement (as defined below), information (including non-public information) with respect to the Company to the person or group of persons who has made such Acquisition Proposal (and the Company must substantially concurrently provide to Parent any non-public information concerning the Company that is provided to any such person given such access which was not previously provided to Parent or its representatives) and (y) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal; provided, that the Company may only take the actions described in clauses (x) and (y) above if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take any such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable legal requirements.

For purposes of the Merger Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions (other than standstill provisions) that are no less favorable in the aggregate to the Company than those contained in the confidentiality agreement between the Company and

Parent as described in Section 11 — “Summary of the Merger Agreement and Certain Other Agreements — Summary of the Confidentiality Agreement” below, and (ii) does not prohibit the Company from providing any information to Parent in accordance with the Merger Agreement or otherwise prohibit the Company from complying with its obligations under the Merger Agreement.

In addition, the Company must:

•

promptly (and in any event within 24 hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal, or any inquiry, proposal or offer that could reasonably be expected to lead to, an Acquisition Proposal, are received by the Company or any of its representatives, including the identity of the person or group of persons making such Acquisition Proposal;

•	provide Parent a summary of the material terms and conditions of any Acquisition Proposal;

•	keep Parent reasonably informed of any material developments, discussions or negotiations regarding any such Acquisition Proposal on a prompt basis; and

•	upon the request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.

Change of the Company Board Recommendation. As described above, and subject to the provisions described below, the Company Board has unanimously resolved to recommend that the Company’s stockholders tender all of their Shares pursuant to the Offer. The foregoing recommendation is referred to herein as the “Company Board Recommendation.” Unless the Company Board has made an Adverse Change Recommendation (as defined below), the Company Board has also agreed to include the Company Board Recommendation in the Schedule 14D-9 and to permit Parent to refer to such recommendation in this Offer to Purchase and other documents related to the Offer.

Except as described below, during the Pre-Closing Period, neither the Company Board nor any committee of the Company Board may:

•

fail to make, withdraw (or modify or qualify in a manner adverse to Parent or Purchaser) or publicly propose to fail to make, withdraw (or modify or qualify in a manner adverse to Parent or Purchaser), the Company Board Recommendation;

•	approve, recommend or declare advisable, or publicly propose to approve, recommend, endorse or declare advisable, any Acquisition Proposal; or

•	fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders.

Any action described in the foregoing three bullet points is referred to as an “Adverse Change Recommendation.”

The Merger Agreement further provides that the Company Board will not (i) publicly make any recommendation in connection with a tender offer or exchange offer (other than the Offer) other than a recommendation against such offer or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any contract (other than an Acceptable Confidentiality Agreement as described above) with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions.

However, notwithstanding the foregoing, at any time prior to the Offer Acceptance Time, the Company Board may make an Adverse Change Recommendation in response to an Acquisition Proposal or terminate the Merger Agreement in order to enter into an agreement with respect to such Acquisition Proposal. However, such action may be taken if and only if:

•	the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the applicable Acquisition Proposal is a Superior Offer;

•	such Acquisition Proposal did not result from a breach in any material respect of the obligations of the Company described above under “— No Solicitation”;

•

the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable legal requirements;

•

the Company has given Parent prior written notice of its intention to consider making an Adverse Change Recommendation or terminate the Merger Agreement to accept such Superior Offer at least three business days prior to making any such Adverse Change Recommendation or termination (a “Determination Notice”);

•

the Company has provided to Parent a summary of the material terms and conditions of such Acquisition Proposal, the latest draft of any documentation being negotiated in connection with such Acquisition Proposal, and all other information required to be provided in connection therewith (as described above under “— No Solicitation”);

•

the Company has given Parent the three business days after Parent’s receipt of the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal and has made the Company’s representatives reasonably available to negotiate in good faith with Parent and its representatives (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any; and

•

after considering the results of any such negotiations and giving effect to any proposals made in writing by Parent, if any, after consultation with outside legal counsel and financial advisors, the Company Board has determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Adverse Change Recommendation or terminate the Merger Agreement to accept such Superior Offer would be inconsistent with its fiduciary duties under applicable legal requirements.

The above will also apply to any material amendment to any Acquisition Proposal, which shall require a new Determination Notice, except that the references to three business days therein will be deemed to be references to two business days.

Additionally, at any time prior to the Offer Acceptance Time, other than in connection with an Acquisition Proposal, the Company Board may make an Adverse Change Recommendation in response to a Change in Circumstance (as defined below). However, such action may be taken if and only if:

•

the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable legal requirements;

•	the Company has given Parent a Determination Notice at least three business days prior to making any such Adverse Change Recommendation;

•	the Company has specified the Change in Circumstance in reasonable detail;

•

the Company has given Parent three business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and has made the Company’s representatives reasonably available to negotiate in good faith with Parent and its representatives (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any; and

•

after considering the results of any such negotiations and giving effect to any proposals made in writing by Parent, if any, after consultation with its outside legal counsel, the Company Board has determined, in good faith, that the failure to make the Adverse Change Recommendation in response to such Change in Circumstance would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable legal requirements.

The above also will apply to any material change to the facts and circumstances relating to such Change in Circumstance, which shall require a new Determination Notice, except that the references to three business days therein will be deemed to be references to two business days.

For purposes of the Merger Agreement, a “Change in Circumstance” means any event or development or change in circumstances that materially affects the business, assets or operations of the Company (other than any event, occurrence, fact or change primarily resulting from a breach of the Merger Agreement by the Company) and that was neither known to the Company Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement, which event, occurrence, fact or change becomes known to the Company Board prior to the Offer Acceptance Time, other than (i) changes in the price of the Shares, in and of itself (however, the underlying reasons for such changes may constitute a Change in Circumstances), (ii) any Acquisition Proposal or (iii) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute a Change in Circumstances).

None of the provisions described above under “— No Solicitation” or elsewhere in the Merger Agreement will prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company’s stockholders that is required by applicable legal requirements or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, so long as any such action that would otherwise constitute an Adverse Change Recommendation is taken only in accordance with the provisions described in this Change of the Company Board Recommendation subsection.

Reasonable Best Efforts to Consummate the Merger; Regulatory Filings

Pursuant to the Merger Agreement, each of the parties has agreed to use its, and to cause its respective subsidiaries to use their, respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable antitrust laws to consummate and make effective the Transactions as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any antitrust law, (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions.

In furtherance and not in limitation of the foregoing, if and to the extent necessary to consummate the Merger before the End Date, Parent will offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (i) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of the Company or any of its Subsidiaries, or (ii) the imposition of any limitation or regulation on the ability of the Company or any of its Subsidiaries to freely conduct their business or own such assets; provided, however, that such efforts or action does not have or would not reasonably be expected to result in a Material Adverse Effect, provided, however, that neither the Parent nor Company will be required to agree to any such efforts or action unless conditioned on the consummation of the Merger. The parties have also agreed that neither Parent nor the Company shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent.

Subject to the terms and conditions of the Merger Agreement, each of the Parties agreed, and agreed to cause their respective affiliates, to (i) as promptly as reasonably practicable and advisable, but in no event later than August 16,

2021 (unless Parent and the Company agree to a later date), make an appropriate filing of all Notification and Report forms as required by the HSR Act, with respect to the Transactions and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

Each of the parties also agreed to use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iv) promptly inform the other Parties of any material communication to or from the U.S. Federal Trade Commission (the “FTC”), the U.S. Department of Justice (the “DOJ”) or any other Governmental Body in connection with any such request, inquiry, investigation, action or legal proceeding, (v) on request, promptly furnish to the other party a copy of such communications, subject to a confidentiality agreement limiting disclosure to outside counsel and consultants retained by such counsel, and subject to redaction or withholding of documents as necessary (A) to comply with contractual arrangements, (B) to remove references to valuation of the Company and (C) to protect confidential and competitively sensitive information, (vi) to the extent reasonably practicable, consult in advance and cooperate with the other parties and consider in good faith the views of the other parties in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vii) except as may be prohibited by any Governmental Body, permit authorized representatives of the other parties to be present at each meeting and telephone or video conference relating to such request, inquiry, investigation, action or legal proceeding. Each party shall supply as promptly as practicable and advisable such information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including any “second request” under the HSR Act, received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with such applications or filings for the Transactions. Purchaser shall pay all filing fees under the HSR Act and for any filings under foreign Antitrust Laws.

Parent will have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust or competition clearances and will take the lead in joint meetings with any Governmental Body in connection with obtaining any necessary antitrust or competition clearances, provided, however, that, Parent and the Company will consult in advance with each other and in good faith take each other’s views into account prior to taking any material substantive position in any written submissions or, to the extent practicable, discussions with Governmental Bodies. Notwithstanding the foregoing, neither Parent nor the Company will commit to or agree with any Governmental Body to not consummate the Offer or Merger for any period of time, or to stay, toll or extend, directly or indirectly, any applicable waiting period under the HSR Act or other applicable Antitrust Law, and will not pull and refile any filing made under the HSR Act, in each case without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed).

Each of the parties also agreed that the Company will consult with Parent prior to taking any material substantive position with respect to the filings under the HSR Act or required by any other Governmental Body.

Parent agrees that it will not, and will not permit any of its affiliates to, directly or indirectly, acquire or agree to acquire any assets, business or any person that controls one or more products, whether marketed or in development, that would reasonably be expected to compete, or if commercialized would reasonably be expected to compete, with one or more company products or controls a material supplier with respect to the company products or any competing products, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any person or by any other manner or engage in any other transaction or take any other action, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction or action would reasonably be expected to (i) impose any delay in the expiration or termination of any applicable waiting period or impose any delay in the obtaining of, or increase the risk of not obtaining, any authorization, consent, clearance, approval or order of a Governmental Body necessary to consummate the Offer, the Merger and the other Transactions, including any approvals and expiration of waiting periods pursuant to the HSR Act or any other applicable Legal Requirements, (ii) increase the risk of any Governmental Body entering, or increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other order decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger and the other Transactions or (iii) otherwise materially delay or impede the consummation of the Offer, the Merger and the other Transactions.

Access to Information. During the Pre-Closing Period, the Company has agreed, solely for purposes of furthering the Transactions or integration planning relating thereto, on reasonable advance notice to the Company, the Company will, and will cause the respective representatives of the Company, to provide Parent and its representatives with reasonable access during normal business hours to the Company’s representatives, personnel, assets and all existing books, records, tax returns, work papers and other documents and information relating to the Company, and to provide copies of such existing books, records, tax returns, work papers and other documents and information relating to the Company, in each case, to the extent reasonably requested by Parent and its representatives for reasonable business purposes, subject to customary exceptions.

Employee Benefits

For a period of one year following the Effective Time, Parent will provide, or cause to be provided, to each Company employee who is employed by the Company as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any of its affiliates) during such one-year period a base salary (or base wages, as the case may be) and incentive compensation opportunities that are no less favorable than the base salary (or base wages, as the case may be) and incentive compensation opportunities provided to such employee immediately prior to the Effective Time, and broad-based employee benefits (excluding equity and equity-based awards, severance (which is addressed separately in the Merger Agreement) and change in control plans, programs, perquisites and arrangements) that are substantially comparable in the aggregate to the benefits (excluding equity and equity-based awards, severance (which is addressed separately in the Merger Agreement) and change in control plans, programs, perquisites and arrangements) provided to such employee immediately prior to the Effective Time.

For a period of one year following the Effective Time, Parent will provide, or cause to be provided, to each such continuing employee who suffers a termination of employment under circumstances that would have given the continuing employee a right to severance payments and benefits under any employee plan in effect immediately prior to the Closing Date with severance payments and benefits no less favorable than those that would have been provided to such continuing employee under such applicable employee plan.

Continuing employees will be given service credit for purposes of (i) eligibility to participate and eligibility for vesting (excluding Parent’s post-65 retiree medical benefits that were eliminated for new hires as of January 1, 2020, and any Parent subsidies such as retiree medical benefits), and (ii) only under Parent’s and/or the Surviving Corporation’s vacation, sick and/or PTO policies, levels of benefits, in each case under Parent’s and/or the Surviving Corporation’s employee benefit plans and arrangements to the extent such continuing employee is eligible to participate in such plans and arrangements and coverage under such plans and arrangements replaces coverage under a comparable employee benefit plan/arrangement in which such continuing employee participates immediately prior to the closing of the Transactions, with respect to his or her length of service with the Company (and its predecessors) prior to the closing of the Transactions, provided that the foregoing shall not result in the duplication of benefits under any such employee benefit plans and arrangements or under any defined benefit pension plan.

With respect to any accrued but unused personal, sick or vacation time to which any continuing employee is entitled pursuant to the personal, sick or vacation policies applicable to such continuing employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), assume, as of the Effective Time, the liability for such accrued personal, sick or vacation time and allow such continuing employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

In addition, to the extent that service is relevant for eligibility, vesting or allowances under any health or welfare benefit plan of Parent and/or the Surviving Corporation, Parent will (i) use commercially reasonable efforts to waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to continuing employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time and (ii) use commercially reasonable efforts to ensure that such health or welfare benefit plan will, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances, credit continuing employees for service and amounts paid prior to the Effective Time with the Company (and its predecessors) to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company.

Effective as of no later than the day immediately preceding the Closing Date, if requested by Parent in writing at least ten business days prior to the Closing Date, the Company will cause the Translate Bio, Inc. 401(k) Plan to be terminated. If Parent provides such written notice to the Company, the Company shall provide Parent with evidence that the Translate Bio, Inc. 401(k) Plan has been terminated (effective as of no later than the day immediately preceding the Closing Date), and the Company will have taken all steps necessary to terminate the Translate Bio, Inc. 401(k) Plan as Parent may reasonably require. To the extent that the Translate Bio, Inc. 401(k) Plan is terminated pursuant to Parent’s request, continuing employees will be eligible to participate in a 401(k) plan maintained by Parent or the Surviving Corporation as soon as reasonably practicable following the Closing Date, and Parent or the Surviving Corporation shall take commercially reasonable efforts to effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code), including any outstanding loans, to such 401(k) plan maintained by Parent or the Surviving Corporation with respect to each such continuing employee.

The Merger Agreement does not confer upon any person (other than the Company, Parent and Purchaser) any rights with respect to the employee matters provisions of the Merger Agreement.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and exculpation rights with respect to liabilities for acts and omissions occurring prior to the Effective Time, as well as related rights to advancement of expenses, in favor of the current and former directors and officers of the Company, who we refer to collectively as the “indemnitees.” Specifically, for a period of six years after the Effective Time, the provisions of the certificate of incorporation and bylaws of the Company as of the date of the Merger Agreement which relate to indemnification, exculpation and advancement of expenses, as well as certain indemnification agreements between an indemnitee and the Company made available to Parent, shall survive the Merger and must not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of an indemnitee, and will be observed by the Surviving Corporation and its subsidiaries to the fullest extent available under Delaware (or other applicable) law during such six-year period.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Parent must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy. Alternatively, at or prior to the Effective Time, Parent or the Company may, through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned) purchase a six-year “tail” policy for the Company policy in effect as of the date of the Merger Agreement, subject to specified limitations.

Security Holder Litigation. The Company has agreed to promptly notify Parent of any litigation against the Company and/or its directors relating to the Transactions. The Company shall control any legal proceeding brought by stockholders of the Company against the Company and/or its directors related to the Transactions. The Company will give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation, and the right to consult on the settlement with respect to such litigation, and the Company will in good faith take such comments into account. No such settlement will be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except to the extent the settlement is fully covered by the Company’s insurance policies (other than any applicable deductible), but only if such settlement would not result in the imposition of any restriction on the business or operations of the Company.

Takeover Laws. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” “business combination statute or regulation” or other similar state anti-takeover laws and regulations (each, a “Takeover Law”) may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective Boards of Directors will use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

Section 16 Matters. The Company and the Company Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for the purposes of Section 16(b) of the Exchange Act, the disposition and cancellation (or deemed disposition and cancellation) of Shares and the Company’s stock awards in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters. The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the compensation committee of the Company Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Stock Exchange Delisting and Deregistration. Prior to the Closing Date, the Company has agreed to cooperate with Parent and to use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable legal requirements and rules and policies of the NASDAQ to enable delisting by the Surviving Corporation of the Shares from the NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the date on which the closing of the Merger occurs.

Termination. The Merger Agreement may be terminated prior to the Effective Time under any of the following circumstances:

•	by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

•

by either Parent or the Company if a court of competent jurisdiction or other Governmental Body of competent jurisdiction has issued an order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action is final and nonappealable (except that no party will be permitted to terminate the Merger Agreement pursuant to this provision if the issuance of such final and nonappealable order, decree, ruling or other action is primarily attributable to a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the Effective Time);

•

by Parent, at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so: (i) the Company Board has failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or has effected an Adverse Change Recommendation; (ii) the Company Board has failed to publicly reaffirm its recommendation of the Merger Agreement within ten business days after Parent so requests in writing, except that Parent may only make such request once every 30 days; or (iii) in the case of a tender offer (other than the Offer as contemplated herein) or exchange offer subject to Regulation 14D under the Exchange Act, the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer. We refer herein to any termination of the Merger Agreement pursuant to this provision as a “Change in Recommendation Termination”;

•

by either Parent or the Company if the Offer Acceptance Time has not occurred on or prior to 5 p.m. Eastern Time on February 2, 2022 (the “End Date”) (except that no party will be permitted to terminate the Merger Agreement pursuant to this provision if the failure of the Offer Acceptance Time to occur prior to the End Date is primarily attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party). We refer to any termination of the Merger Agreement pursuant to this provision as an “End Date Termination”; provided, however, that if on the End Date, all of the Offer Conditions other than the HSR Condition (as defined in Section 15 – “Conditions of the Offer”) are satisfied or capable of being satisfied at such time, the End Date may be extended by either Parent or the Company, no more than twice, by a period of ninety (90) days each time (and in the case of such extension, any reference to the End Date herein shall be a reference to the End Date, as so extended);

•

by the Company, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer, so long as the Company has complied in all material respects with the requirements described above under “— No Solicitation” and “— Change of the Company Board Recommendation” with respect to such Superior Offer, and concurrently with such termination pays the Termination Fee (as defined below). We refer to any termination of the Merger Agreement pursuant to this provision as a “Superior Offer Termination”;

•

by Parent, at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of the Company has occurred such that the Representations Condition or the Obligations Condition would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured by the End Date, has not been cured within 30 days of the date Parent gives the Company notice of such breach or failure to perform (except that Parent will not be permitted to terminate the Merger Agreement pursuant to this provision if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation under the Merger Agreement). We refer to any termination of the Merger Agreement pursuant to this provision as a “Company Breach Termination”;

•

by the Company, at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Parent or Purchaser has occurred, in each case if such breach or failure has prevented or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured by the End Date, has not been cured within 30 days of the date the Company gives Parent notice of such breach or failure to perform (except that the Company will not be permitted to terminate the Merger Agreement pursuant to this provision if the Company is then in material breach of any representation, warranty, covenant or obligation under the

Merger Agreement). We refer to any termination of the Merger Agreement pursuant to this provision as a “Parent Breach Termination”; or

•

by the Company if Purchaser has failed to (i) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer by August 16, 2021 (other than due to a breach by the Company of its obligations to provide required information to Purchaser) or (ii) accept and pay for all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as it may be extended).

Effect of Termination. If the Merger Agreement is terminated, it will be of no further force or effect and there will be no liability on the part of Parent, Purchaser or the Company or their respective directors, officers and affiliates following any such termination, except that (i) certain specified provisions of the Merger Agreement, as well as the confidentiality agreement between Parent and the Company (as described below), will survive such termination, including the provisions described in “— Company Termination Fee” below, and (ii) no such termination will relieve any party from liability for common law fraud or any willful breach of the Merger Agreement prior to such termination.

Company Termination Fee. The Company has agreed to pay Parent a termination fee of $96,000,000 in cash (the “Termination Fee”) in the event that;

•	the Merger Agreement is terminated by the Company pursuant to a Superior Offer Termination;

•	the Merger Agreement is terminated by Parent pursuant to a Change in Recommendation Termination; or

•

(i) the Merger Agreement is terminated pursuant to an End Date Termination (but, in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating the Merger Agreement pursuant to the exception described in the End Date Termination) or a Company Breach Termination, (ii) any person shall have publicly disclosed a bona fide Acquisition Proposal after the date of the Merger Agreement and shall not have publicly withdrawn such Acquisition Proposal prior to (1) in the case of the Merger Agreement being subsequently terminated due to an End Date Termination, the date that is two (2) business days prior to the Expiration Date or (2) in the case of the Merger Agreement being subsequently terminated pursuant to a Company Breach Termination, the time of the breach or failure to perform giving rise to such termination and (iii) within twelve months of such termination the Company consummates an Acquisition Proposal or enters into a definitive agreement with respect to an Acquisition Proposal (except that for purposes of determining if the Termination Fee is payable under this prong (iii), the references to “20%” in the definition of “Acquisition Proposal” described above under “— No Solicitation” will be deemed to be references to “50%”).

In no event will the Company be required to pay the Termination Fee on more than one occasion. In the event Parent or its designee receives the Termination Fee (and specified payments in respect of legal proceedings brought to enforce payment of the Termination Fee, if applicable), such receipt will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination thereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any of their respective affiliates or any other person will be entitled to bring or maintain any claim, action or proceeding against the Company or any of its affiliates arising out of or in connection with the Merger Agreement, any of the Transactions or any matters forming the basis for such termination (except that such receipt will not limit the rights of Parent or Purchaser with respect to equitable relief, common law fraud or willful breach). Any Termination Fee paid to Parent will be offset against any award for damages given to Parent pursuant to any claim based upon common law fraud or willful breach.

Specific Performance. Parent, Purchaser and the Company have agreed that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties to the Merger Agreement do not perform their obligations under the provisions of the Merger Agreement in accordance with its specified terms or if they otherwise breach such provisions. Accordingly, each party will be entitled to an injunction or injunctions, specific performance, or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, in addition to any other remedy to which they are entitled under the terms of the Merger Agreement.

Expenses. Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such fees or expenses, whether or not the Offer and the Merger are consummated.

Governing Law. The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Other Agreements

Tender and Support Agreements

The following is a summary of the material provisions of the Tender and Support Agreements (as defined below). The following description of the Tender and Support Agreements is only a summary and is qualified in its entirety by reference to the Tender and Support Agreements, copies of which are filed as Exhibit (d)(2) and Exhibit (d)(3) of the Schedule TO and is incorporated herein by reference.

Concurrently with entering into the Merger Agreement, Parent entered into a (i) Tender and Support Agreement (as it may be amended from time to time, the “Baupost Tender and Support Agreement”), dated as of August 2, 2021, with The Baupost Group, LLC (“Baupost”) and (ii) Tender and Support Agreement (as it may be amended from time to time, the “Renaud Tender and Support Agreement”), dated as of August 2, 2021, with Ronald C. Renaud, Jr., the Ronald C. Renaud, Jr. Trust – 2007 and Ronald Renaud 2014 Irrevocable Family Trust (collectively, “Renaud” and, together with the Baupost, the “Supporting Stockholders”). Collectively, as of August 2, 2021, the Supporting Stockholders owned 18,998,292 outstanding Shares (or approximately 25.1% of all Shares outstanding. Parent and the Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements.

The Tender and Support Agreements provide that, no later than eight (8) business days after the commencement of the Offer, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares the Supporting Stockholders own of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreements or that the Supporting Stockholders acquire beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”).

During the period from August 2, 2021 until the termination of the Tender and Support Agreements (the “Support Period”), the Supporting Stockholders have agreed, in connection with any meeting of stockholders of Prevail, or any action by written consent, to (i) appear at such meeting or otherwise cause all Subject Shares to be counted as present at the meeting for purposes of determining a quorum and (ii) be present (in person or in proxy) and vote or cause to be voted, or deliver or cause to be delivered a written consent with respect to all of the Subject Shares, (A) in favor of the adoption of the Merger Agreement, and in favor of any other matters presented or proposed as to approval of the Offer, (B) against approval of any proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement, the Offer or the Merger or any other transactions contemplated by the Merger Agreement, (C) against any action, agreement or transaction involving Prevail that would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect, or prevent the consummation of, the Offer, the Merger or the Transactions, (D) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement and (E) in favor of any other matter necessary or appropriate to the consummation of the transactions contemplated by the Merger Agreement.

During the Support Period, the Supporting Stockholders have further agreed not to, directly or indirectly, (i) sell, pledge, encumber, hypothecate, assign, grant an option with respect to (or otherwise enter into a hedging arrangement with respect to), transfers, tenders or disposes (by merger, by testamentary disposition, by operation of law or otherwise) of such Share or any interest in or right to such Share, (ii) deposit any Share into a voting trust or enters into a voting agreement or arrangement or grants any proxy or power of attorney with respect thereto that is inconsistent with this Agreement or (iii) agree or commit (whether or not in writing) to take any of the actions referred to in the foregoing clause (i) or (ii) (collectively, “Transfer”). The restrictions on Transfer are subject to certain customary exceptions.

During the Support Period, the Supporting Stockholders, solely in their capacities as stockholders of the Company, will cease any direct or indirect solicitation, encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal (as defined in the Tender and Support Agreements), and the Supporting Stockholders will not (i) continue any direct or indirect solicitation, knowing encouragement, knowing facilitation (including by way of providing non-public information), discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal and (ii) directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; in each case, except to the extent that at such time the Company is permitted to take any such action pursuant to the Merger Agreement.

The Tender and Support Agreements terminate upon the earliest of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VIII thereof, (ii) the Effective Time, (iii) the date of any material modification, material waiver or material amendment to any provision of the Merger Agreement or (iv) an Adverse Change Recommendation.

Confidentiality Agreement

Parent and the Company entered into a non-disclosure agreement, dated July 23, 2021 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and the Company agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than the evaluation, negotiation and consummation of the possible negotiated transaction involving Parent and the Company. The Confidentiality Agreement includes a standstill provision for the benefit of the Company, and permitted Parent to privately and confidentially approach the Company’s Chair of the Chief Executive Officer during the standstill period and a fall-away provision upon the Company’s entry into a definitive agreement with a person other than Parent for the acquisition of all or a majority of the Company’s equity securities or all or substantially all of the Company’s assets, or a tender or exchange offer is commenced by a person un-affiliated with the Parent for the securities of the Company. This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(4) of the Schedule TO and is incorporated herein by reference.

Sanofi Collaboration and License Agreement

In 2018, the Company, through its wholly-owned subsidiary Translate Bio MA, Inc., entered into a collaboration and license agreement (the “Original Sanofi Agreement”), with Sanofi Pasteur Inc., an affiliate of Parent (“Sanofi

Pasteur”), to develop mRNA vaccines for up to five infectious disease pathogens (the “Licensed Fields”). On March 26, 2020, the Company and Sanofi Pasteur amended the Original Sanofi Agreement (the “First Sanofi Amendment”) to include vaccines against SARS-CoV-2 as an additional Licensed Field, increasing the number of infectious disease pathogens to up to six. On June 22, 2020, the Company and Sanofi Pasteur further amended the Original Sanofi Agreement to expand the scope of the collaboration and license granted to Sanofi Pasteur (the “Second Sanofi Amendment”). The Original Sanofi Agreement, as amended by the First Sanofi Amendment and the Second Sanofi Amendment, is referred to as the “Amended Sanofi Agreement.”

Under the terms of the Amended Sanofi Agreement, the Company has agreed to grant to Sanofi Pasteur exclusive, worldwide licenses under applicable patents, patent applications, know-how and materials, including those arising under the collaboration, to develop, commercialize and manufacture mRNA vaccines to prevent, treat or cure diseases, disorders or conditions in humans caused by any infectious disease pathogen, with certain specified exceptions.

Pursuant to the Amended Sanofi Agreement, the Company and Sanofi Pasteur are jointly conducting research and development activities to advance mRNA vaccines targeting up to seven infectious disease pathogens. The term of the research collaboration, or the Collaboration Term (as defined therein), expires in June 2022, with an option for Sanofi Pasteur to extend the Collaboration Term for one additional year, followed by a technology transfer to Sanofi Pasteur. If Sanofi Pasteur elects to extend the Collaboration Term, the collaboration may be further expanded to jointly conduct research and development activities to advance mRNA vaccines for up to an additional three infectious disease pathogens, bringing the total to up to ten pathogens. In addition to the research and development and technology transfer, the Company is responsible for manufacturing and supplying non-clinical products, related materials and investigational products as required by the collaboration plan. Pursuant to the Amended Sanofi Agreement, the Company and Sanofi Pasteur agreed to a governance structure to manage the activities under the collaboration. If the Company and Sanofi Pasteur do not mutually agree on certain decisions, Sanofi Pasteur will be able to break a deadlock without the Company’s consent under certain conditions. The collaboration includes an estimated budget. Sanofi Pasteur is responsible for paying reimbursable development costs, including the Company employee costs, manufacturing costs, and out-of-pocket costs paid to third parties, up to a specified amount for each Licensed Field.

The Company and Sanofi Pasteur retain the rights to perform their respective obligations and exercise the Company’s respective rights under the Amended Sanofi Agreement. Sanofi Pasteur also granted the Company non-exclusive, sublicensable licenses under patent rights claiming certain improvements that Sanofi Pasteur may make to the technology the Company had licensed to it or claiming certain technology arising from the collaboration and owned by Sanofi Pasteur. The Company may exercise such licenses to develop, manufacture and commercialize products, other than products that use a vaccine to prevent, treat or cure a disease, disorder or condition in humans caused by an infectious disease pathogen. Sanofi Pasteur may terminate these licenses to the Company if the Company materially breaches the terms of the license and the breach remains uncured for a specified period, which may be extended in certain circumstances.

Pursuant to the Original Sanofi Agreement, Sanofi Pasteur has paid the Company an upfront payment of $45.0 million in 2018. Pursuant to the Second Sanofi Amendment, Sanofi Pasteur has paid the Company an additional upfront payment of $300.0 million in August 2020. If Sanofi Pasteur chooses to exercise its option to extend the Collaboration Term for an additional year, Sanofi Pasteur has agreed to pay the Company an additional payment of $75.0 million. The Amended Sanofi Agreement provides that the Company is eligible to receive aggregate potential payments of up to $1.9 billion upon the achievement of additional specified development, regulatory, manufacturing and commercialization milestones, inclusive of the fee to exercise the option to extend the Collaboration Term. In particular, the Company is entitled to receive development, regulatory and sales milestone payments of up to $148.0 million for each Licensed Field, other than the SARS-CoV-2 Licensed Field, development, regulatory and sales milestone payments of up to $250.0 million in the SARS-CoV-2 Licensed Field, and one-time manufacturing milestone payments of up to $200.0 million. In addition, the Company is entitled to receive a $10.0 million milestone payment from Sanofi Pasteur following completion of the technology and process transfer.

Under the terms of the Amended Sanofi Agreement, Sanofi Pasteur has also agreed to pay the Company royalties on net sales of mRNA vaccines in the SARS-CoV-2 Licensed Field in accordance with the terms of and at the same high single digits to low teens percentages set forth in the Original Sanofi Agreement, except where such vaccines are provided as a donation or transferred to a third party without any profit margin, in which case the Company will be paid royalties sufficient to cover the Company’s royalty obligations.

The Amended Sanofi Agreement provides that it will remain in effect until terminated in accordance with its terms. Either the Company or Sanofi Pasteur may terminate the Amended Sanofi Agreement in its entirety if the other party is subject to certain insolvency proceedings. Either party may terminate the Amended Sanofi Agreement in its entirety or with respect to a particular Licensed Field, country or product if the other party materially breaches the Amended Sanofi Agreement and the breach remains uncured for a specified period, which may be extended in certain circumstances. Sanofi Pasteur may also terminate the Amended Sanofi Agreement in its entirety or with respect to a particular Licensed Field, country or product for safety reasons or for convenience, in each case after a specified notice period. After termination of the Amended Sanofi Agreement, Sanofi Pasteur may continue to manufacture and commercialize the terminated products for a specified period of time, subject to Sanofi Pasteur’s payment obligations. Sanofi Pasteur has sole responsibility for all commercialization activities for mRNA vaccines in the Licensed Fields and is obligated to bear all costs in connection with any commercialization in the Licensed Fields.

These summaries of the Original Sanofi Agreement, First Sanofi Amendment and Second Sanofi Amendment are only summaries and are qualified in their entirety by reference to the Original Sanofi Agreement, First Sanofi Amendment and Second Sanofi Amendment which are filed as Exhibits (d)(5), (d)(6), and (d)(7) of the Schedule TO and are incorporated herein by reference, respectively.

Supply Agreement

In connection with the execution of the Second Sanofi Amendment, the Company and Sanofi Pasteur also entered into a separate supply agreement on June 22, 2020 (the “Supply Agreement”), with an effective date of December 20, 2019, governing the terms of the supply of products by the Company. Pursuant to the Supply Agreement, the Company has agreed to use commercially reasonable efforts to manufacture and supply Sanofi Pasteur with non-clinical and clinical supply of products and other research materials in certain Licensed Fields (as defined in the Supply Agreement), as set forth in the Amended Sanofi Agreement. Sanofi Pasteur will pay the Company for the non-clinical and clinical supply at the Company’s cost to manufacture plus a specified markup. The Supply Agreement will remain in effect until terminated in accordance with its terms. However, under the Amended Sanofi Agreement, the Company’s obligation to manufacture and supply products is limited to a defined duration based on the Licensed Field of the applicable product. The Supply Agreement may be terminated by the mutual consent of the parties. Sanofi Pasteur may terminate the Supply Agreement for convenience after a specified notice period, or in the event that the Company does not provide the supply in a timely manner. The Company may terminate the Supply Agreement in the event of a breach by Sanofi Pasteur of its payment obligations and such breach remains uncured for a specified period. As part of the Second Sanofi Amendment, the Company and Sanofi Pasteur agreed to negotiate in good faith and enter into a further supply agreement in respect of supply of products in the SARS-CoV-2 Licensed Field for use in Phase 3 clinical trials or commercial supply. This summary and description of the terms of the Supply Agreement is qualified in its entirety by reference to the full text of the Supply Agreement, a copy of which is filed as Exhibit (d)(8) of the Schedule TO and is incorporated herein by reference.

Securities Purchase Agreement

In connection with the execution of the Second Sanofi Amendment, the Company and Sanofi, entered into a securities purchase agreement on June 22, 2020 (the “Securities Purchase Agreement”), for the sale and issuance of 4,884,434 shares of the Company’s common stock to Sanofi at a price of $25.59 per share for an aggregate purchase price of approximately $125.0 million (the “Acquired Shares”). The closing of the transaction contemplated by the Securities Purchase Agreement was consummated in July 2020. Pursuant to the terms of the Securities Purchase Agreement, Sanofi agreed not to, without the prior written approval from the Company and subject to specified conditions, directly or indirectly acquire shares of the Company’s outstanding common stock, make a tender, exchange, or other offer to acquire shares of the Company’s outstanding common stock, solicit proxies or consents with respect to any matter, or undertake other specified actions related to the potential acquisition of additional equity interests in the Company, until July 20, 2021. Further, Sanofi agreed not to, and to cause its affiliates not to, sell or transfer the Acquired Shares until January 20, 2022 without the prior written approval from the Company subject to specified conditions. This summary and description of the terms of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is filed as Exhibit (d)(9) of the Schedule TO and is incorporated herein by reference. In May of 2021, with the consent of the Company, Sanofi sold 1,200,000 Shares.

Registration Rights Agreement

On the closing of the sale under the Securities Purchase Agreement, on July 20, 2020, Sanofi and the Company entered into a registration rights agreement (the “Registration Rights Agreement”) providing Sanofi with certain registration rights with respect to the Acquired Shares. Pursuant to the Registration Rights Agreement, the Company agreed to provide Sanofi with certain registration rights (the “Registration Rights”) such that, promptly, but no later than August 19, 2020, the Company agreed to prepare and file with the SEC a registration statement covering the resale of the Acquired Shares (a “Registration Statement”). The Company agreed to use commercially reasonable efforts to keep such Registration Statement effective until the date on which all Acquired Shares (i) are sold pursuant to a Registration Statement or Rule 144 under the Securities Act of 1933, as amended, or (ii) may be sold without restriction pursuant to Rule 144 under the Securities Act of 1933, as amended. The Company is responsible for specified fees and expenses incurred in connection with the registration of the Acquired Shares for resale. The Registration Rights Agreement contains customary indemnification rights in connection with the Registration Statement. This summary and description of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit (d)(10) of the Schedule TO and is incorporated herein by reference.

12.    Purpose of the Offer; Plans for the Company

Purpose of the Offer

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and would be the first step in Parent’s acquisition of the entire equity interest in, the Company. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as promptly as practicable thereafter subject to the satisfaction and waiver of the other conditions to Merger set forth in the Merger Agreement.

The Company Board has unanimously: (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders; (ii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (iv) resolved to recommend that the stockholders of the Company (other than Parent and its wholly owned indirect subsidiaries) tender their Shares to Purchaser pursuant to the Offer. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for the Company

In connection with Parent’s consideration of the Offer, Parent is developing a plan, on the basis of available information, for the combination of the business of the Company with that of Parent. Parent plans to keep the Company as a separate operating business. Parent will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

After completion of the Offer and the Merger, the Company will be a wholly owned indirect subsidiary of Parent. From and after the consummation of the Merger, until successors are duly elected or appointed and qualified in accordance with applicable law, or until their earlier death, resignation or removal, the directors and officers of Purchaser as of immediately prior to the Effective Time will be the directors and officers of the Company as of immediately after the Effective Time .

Except as set forth in this Offer to Purchase and the Merger Agreement, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company, (iii) any material change in the Company’s capitalization, indebtedness or dividend policy or (iv) any other material change in the Company’s corporate structure or business.

13.    Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no vote of the Company’s stockholders will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and the Company will consummate the Merger at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer (unless otherwise agreed by the Company, Parent and Purchaser) pursuant to Section 251(h) of the DGCL. Immediately following the Merger, all of the outstanding shares of the Company’s common stock will be held indirectly by Parent.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is required to occur at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer, unless otherwise agreed by the Company, Parent and Purchaser), the Shares will no longer meet the requirements for continued listing on NASDAQ, and Parent will seek to cause the listing of Shares on NASDAQ to be discontinued as soon as the requirements for termination of the listing are satisfied.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on NASDAQ. Parent intends to, and will cause the Surviving Corporation to, terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

14.    Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of the Company’s capital stock.

15.    Conditions of the Offer

For purposes of this Section 15, capitalized terms used but not defined in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the other conditions below.

The Offer is not subject to any financing condition. Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for, any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may amend the Offer as otherwise permitted by the Merger Agreement if, at one minute following 11:59 p.m. Eastern Time on any scheduled Expiration Date (as it may be extended or subject to any requirements to extend), (i) the Minimum Condition has not been satisfied, or (ii) any of the following other conditions shall not be satisfied or (to the extent permitted by applicable law) waived:

•	any waiting period (or any extension thereof) under the HSR Act applicable to the Transactions shall have expired or been terminated (the “HSR Condition”);

•

there shall not have been issued by any court of competent jurisdiction or remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor shall any action have been taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; provided, however, that Parent and Purchaser shall not be permitted to invoke this clause unless they shall have taken all actions required under the Merger Agreement to have any such order lifted (each of the conditions in this bullet point and the preceding bullet point (in the case of this bullet point, as such condition relates to the HSR Act), the “Regulatory Condition”);

•	after the date of the Merger Agreement, there not having occurred a Company Material Adverse Effect that is continuing (the “MAE Condition”);

•

the Company having complied with or performed in all material respects each of the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Obligations Condition”);

•	the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”);

•

(1) the representations and warranties of the Company as set forth in Section 3.1 of the Merger Agreement (Due Organization; Subsidiaries, Etc.) Section 3.20 (Authority; Binding Nature of Agreement) and Section 3.22 (Merger Approval) being accurate in all material respects as of the date of the Merger Agreement and shall be accurate in all material respects at and as of the Offer Acceptance Time as if made at and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (1)) only as of such date), (2) each of the representations and warranties of the Company as set forth in Section 3.5(a) (Absence of Changes) shall have been accurate as of the date of the Merger Agreement and shall be accurate at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured) only as of such date), (3) the representations and warranties of the Company as set forth in subsections (a), (c) (first sentence only) and (e) of Section 3.3 (Capitalization, Etc.) shall have been accurate in all respects as of the date of the Merger Agreement and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, other than de minimis inaccuracies (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable de minimis standard as set forth in this clause (3)) only as of such date); and (4) the representations and warranties of the Company as set forth in the Merger Agreement (other than those referred to in clauses (1), (2) and (3) above) shall have been accurate in all respects as of the date of the Merger Agreement, and shall be accurate in all respects at and as of the Offer Acceptance Time as if made at and as of such time, except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded (except where the term material is part of a defined term under the Merger Agreement and the use of such defined term therein) and (B) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (4) only as of such date) (the “Representations Condition”); and

•

Parent having received from the Company a certificate signed on behalf of the Company by an executive officer of the Company confirming that the Representations Condition and the Obligations Condition have been duly satisfied.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, except for the Minimum Condition (which may only be waived with the prior written consent of the Company), may be waived by Parent or

Purchaser in whole or in part at any time and from time to time, in each case prior to the Offer Expiration Time, and in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement and applicable law. Any reference in this Section 15 or elsewhere in the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived.

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the Merger Agreement; provided, however, that unless otherwise provided by the Merger Agreement, without the prior written consent of the Company, Purchaser is not permitted to (A) decrease the Offer Price; (B) change the form of consideration payable in the Offer; (C) decrease the maximum number of Shares sought to be purchased in the Offer; (D) impose conditions or requirements to the Offer in addition to the Offer Conditions; (E) amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions; (F) change or waive the Minimum Condition; (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement; or (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act. Parent may not withdraw the Offer prior to any Expiration Date of the Offer, unless the Merger Agreement is terminated in accordance with its terms.

16.    Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Regulatory Condition. See Section 15 – “Conditions of the Offer.”

Antitrust Compliance

U.S. Antitrust Compliance

Under the HSR Act, certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

Under the HSR Act, the purchase of Shares may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the

Offer with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and the Company filed their Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on August 12, 2021 and therefore the waiting period will expire on August 27, 2021, unless earlier terminated by the FTC and the Antitrust Division, Parent receives a request for additional information or documentary material prior to that time, or Parent pulls and refiles its notification so as to provide the FTC and Antitrust an additional 15 days to review the transaction. Expiration or termination of the HSR Act’s waiting period is a condition to the consummation of the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require us or the Company to divest substantial assets or seek other conduct relief as a condition of consummating the acquisition. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the expiration or early termination of the applicable waiting period under the HSR Act, any state or private party could file suit seeking to enjoin the consummation of the Merger or seeking other structural or conduct relief or damages. See Section 15 – “Conditions of the Offer.”

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 – “Conditions of the Offer.”

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board approved the Merger Agreement and the Transactions, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the Transactions.

The Company may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Conditions of the Offer.”

17.    Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is completed, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being completed, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, even though the Merger will not have been completed as of such time. If the Merger is completed, the holders of Shares who (i) did not tender their Shares in the Offer; (ii) followed the procedures set forth in Section 262 to exercise and perfect their appraised demand; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Moreover, the “fair value” so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice by the Company to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 in connection with the Merger, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and twenty days after the date of mailing of the formal notice of appraisal rights, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Under Section 262, a demand for appraisal rights must be made by the record holder of Shares. If you do not hold your Shares of record and desire to exercise appraisal rights in connection with the Merger, you will need to arrange for the record holder to make the demand for appraisal rights on your behalf in compliance with Section 262.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.    Fees and Expenses

Purchaser has retained Innisfree M&A Incorporated to be the Information Agent, and Continental Stock Transfer & Trust Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.    Miscellaneous

The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Parent, Purchaser the Depositary or the Information Agent for the purposes of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 – “Certain Information Concerning the Company” above.

Vector Merger Sub, Inc.

August 16, 2021

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PARENT

1.    PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser are set forth below. The business address of each such director and executive officer is c/o Vector Merger Sub, Inc., 1 Discovery Drive, Swiftwater, PA 18370. The telephone number at such office is + (570) 957-7187. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Thomas Triomphe Director; President

Thomas Triomphe earned his MSc in industrial engineering from Ponts et Chaussées and he also holds an MBA from INSEAD.

Thomas joined Sanofi Pasteur in 2004 and has since advanced within the company in several roles of increasing responsibility in sales and marketing, at the country, regional and global levels. From 2015 to 2018, he was Head of the Asia Pacific Region, based in Singapore. Before that, he served as Head of Sanofi Pasteur Japan from 2012 to 2015. In 2010, he became Associate Vice President, Head of the Influenza-Pneumo Franchise after three years as Director for the same franchise, based in the US. Earlier in his career, Thomas worked in banking and strategic consulting.

Thomas has been Vice President and Head of Franchise & Product Strategy for Sanofi Pasteur since January 2018. In this position, he implemented the global brands and designed the vaccines strategy, in close collaboration with Industrial Affairs and R&D.

Thomas Triomphe is a citizen of France.

Michael J. Tolpa Director; Treasurer

Michael Tolpa holds a Bachelor of Science in Accounting from the State University of New York at Fredonia. He has served as Associate Vice President and Treasurer, North America, of Sanofi US Services Inc. since 2015.

Prior to joining Sanofi, Michael Tolpa held various positions within Alstom S.A. from 1995 to 2015. He served as Treasurer for Alstom Group North America, from 2010 to 2015.

Michael Tolpa is a citizen of the United States of America.

2. AVENTIS, INC.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Aventis, Inc. are set forth below. The business address of each such director and executive officer is 55 Corporate Drive, Bridgewater NJ 08807. The telephone number at such office is +1 (800) 981-2491. Except as otherwise indicated, each director and executive officer is a citizen of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Thierry Vernier Director, Vice President and Chief Financial Officer

Thierry Vernier holds a Bachelor of Business Administration from École de Management de Normandie. He has been the Global Head of Finance for Sanofi Genzyme and CFO for North America since 2019.

Thierry Vernier has been with Sanofi since 1996. Prior to serving as the Global Head of Finance for Sanofi Genzyme and CFO for North America, Thierry Vernier served as Vice President & CFO for Sanofi Latin America from 2014 to 2016, Senior Vice President, Global Business Unit General Medicines and Emerging Markets for Sanofi from 2016 to 2018, and Senior Vice President, Deputy CFO for Sanofi from 2018 to 2019.

Thierry Vernier is a citizen of France.

Robin Swartz Director

Robin Swartz holds a Bachelor’s degree in Political Science and Government from Kenyon College. She has been the Head of Patient & Product Services, Rare Diseases for Sanofi Genzyme since 2018.

Prior to serving as Head of Patient & Product Services, Rare Diseases for Sanofi Genzyme, Robin Swartz served as VP Chief of Staff, Commercial Optimization for Sanofi Genzyme from 2014 to 2015, and Head of Global and US Business Operations for Sanofi Genzyme from 2016 to 2018.

Robin Swartz is a citizen of the United States of America.

Thomas Costa Director

Thomas Costa has been an independent board member of the Aventis, Inc. since 2015. He has not held any other material position during the last five years.

Thomas Costa is a citizen of the United States of America.

Chan Lee Vice President, General Counsel and Secretary

Chan Lee holds a Bachelor of Science degree in Applied Economics from Cornell University and a Juris Doctor degree from the University of California at Berkeley (Boalt Hall). He has been North America General Counsel and Head of Legal Primary Care Business Unit for Sanofi since 2016.

Prior to joining Sanofi in 2016, Chan Lee was most recently at Pfizer as Chief Counsel for Pfizer’s Global Innovative Health from 2014 to 2016. Chan Lee is a citizen of the United States of America.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Robert J. Ridolfi Vice President, Tax, North America

Robert Ridolfi has a Bachelor’s degree in Accounting from Temple University along with a Master’s degree in Taxation from Widener University. In 2015, Robert was the Sr. Director of Tax in charge of Sanofi US tax reporting and compliance. From 2016-19, he was the AVP of Tax Audits and Controversy and in late 2019 was appointed to his current position as the Head of North America Tax.

Robert Ridolfi is a citizen of the United States of America.

Stephen Smith Vice President

Stephen Smith holds a law degree and an MBA from Widener University and a B.S. in biology from St. Joseph’s University. From 2015-2019, he was assistant general counsel in the Global R&D Legal department at Sanofi supporting the US. In 2019, he was appointed to his current position.

Stephen Smith is a citizen of the United States of America.

Michael J. Tolpa Associate Vice President and Treasurer, North America

Michael Tolpa holds a Bachelor of Science in Accounting from the State University of New York at Fredonia. He has served as Associate Vice President and Treasurer, North America, of Sanofi US Services Inc. since 2015.

Prior to joining Sanofi, Michael Tolpa held various positions within Alstom S.A. from 1995 to 2015. He served as Treasurer for Alstom Group North America, from 2010 to 2015.

Michael Tolpa is a citizen of the United States of America.

3.    PARENT

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address of each such director and executive officer is c/o Sanofi, 54, Rue La Boétie, 75008 Paris, France, + 33 1 53 77 40 00. Except as otherwise indicated, each director and executive officer is a citizen of France.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Serge Weinberg Chairman of the Board; Independent Director	Serge Weinberg holds a Bachelor’s degree in Law from the Institut d’Études Politiques and is a Graduate of ENA (Ecole Nationale d’Administration).
Since 2015 he is Chairman of the investment firm Weinberg Capital Partners. Serge Weinberg held different positions as a sous-préfet from 1976 to 1981, and became Chief of Staff of the French Budget Minister, Laurent Fabius, in 1981. After serving as Deputy General Manager for Finance at the French Television Channel FR3 (1982-1983), he became Chief Executive Officer and then Chairman of the Havas Tourisme Group from 1983 to 1987. He served as CEO of

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Pallas Finance for three years before joining the Pinault Group in 1990 as President of CFAO. In the Pinault Group he served as Chairman and CEO of Rexel from 1991 to 1995 and chaired the Management Board of the PPR Group (currently named Kering) for 10 years. He was appointed Chairman of the Board in May 2010. He was interim CEO between October 29, 2014 and April 1, 2015. Serge Weinberg has been an independent Director of Sanofi since October 2015.

Serge Weinberg holds the rank of Officer in the “Légion d’honneur” (French Legion of Honor).

Serge Weinberg is a citizen of France.

Paul Hudson Director; Chief Executive Officer

Paul Hudson joined Sanofi as CEO on September 1, 2019. Previously CEO of Novartis Pharmaceuticals (2016-2019), where he was a member of the Executive Committee, Paul has an expansive international career in healthcare that spans the U.S., Japan and Europe.

Prior to Novartis, he worked for AstraZeneca from 2006 to 2016, where he held several increasingly senior positions and most recently carried out the roles of president, AstraZeneca United States and executive vice president, North America. He began his career in sales and marketing roles at GlaxoSmithKline UK and Sanofi-Synthélabo U.K.

Paul holds a degree in economics from Manchester Metropolitan University in the U.K. and last year his alma mater awarded him an honorary Doctor of Business Administration for his achievements in industry. He also holds a diploma in marketing from the Chartered Institute of Marketing, also in the U.K.

Paul Hudson is a citizen of the United Kingdom.

Christophe Babule Director

Christophe Babule is a graduate of HEC (Ecole des Hautes Etudes Commerciales) Paris.

On November 19, 2018 Christophe Babule has been appointed Executive Vice-President, Chief Financial Officer and member of L’Oréal’s Executive Committee as of mid-February 2019.

Christophe Babule has spent his career with L’Oréal, which he joined in 1988. He spent 7 years in the Luxury Division in Italy before being appointed as Director of Administration & Finance based in China. In 2007, he was appointed Administration & Financial Director for Mexico. In 2010, he returned to France to join Christian Mulliez’s Executive Committee as Director of Internal Audit for nearly 5 years. Afterwards he was appointed to the position of Administration & Financial Director for the Asia Pacific Zone based in Shanghai and then in Hong Kong.

Christophe Babule is a citizen of France.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Rachel Duan Independent Director

Rachel Duan holds a bachelor’s degree in Economics and International Business from Shanghai International Studies University, China and an MBA from The University of Wisconsin – Madison, USA.

She has been an independent Director of Sanofi since 2020. Rachel Duan joined GE in 1996 and worked at GE across multiple businesses in the U.S., Japan and China. Since 2006, she has held senior leadership positions including CEO of GE Advanced Materials China and then Asia Pacific, CEO of GE Healthcare China, and CEO of GE China. Most recently, Ms. Duan served as President & CEO of GE’s Global Markets where she was responsible for driving GE’s growth in global emerging markets including China, APAC, India, Africa, Middle East and Latin America. Ms. Duan also serves as non-executive board member of AXA S.A.

Rachel Duan is a citizen of China.

Lise Kingo Independent Director

A native of Denmark, Lise Kingo holds a bachelor’s degree in Religions and Ancient Greek Art from the University of Aarhus in Denmark, a bachelor’s degree in Marketing and Economics from the Copenhagen Business School and a master’s degree in Responsibility & Business from the University of Bath in the UK.

Lise Kingo has been an independent director of Sanofi since June 2020 and currently serves as member of the Appointment, Governance and CSR Committee. Lise Kingo was CEO & Executive Director of the United Nations Global Compact, a position she has held, from 2015 to June 2020. The UN Global Compact is the world’s largest corporate sustainability initiative uniting business to create a better world through universal principles and the UN Sustainable Development Goals.

Lise Kingo began her career in 1986 in business-to-business advertising at JP Bureau in Copenhagen and joined Novo Industries (now Novo Nordisk after the merger with Nordisk Gentofte) in 1988, where she remained for 26 years. She served as Chief of Staff, Executive Vice President and member of the Executive Management team since 2002, where she was instrumental in defining Novo Nordisk’s sustainable business strategy. Prior to 2002, she held various positions in Novozymes, Novo Holding and Novo Nordisk, including internal audit, compliance, people & organization, branding and sustainability.

She is a Director of Covestro AG and Aker Horizons ASA. Lise Kingo is also certified as a director by INSEAD in France. Throughout her career, she has held positions in

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Denmark, the United Kingdom, Norway, the Netherlands and the United States. Lise Kingo is a citizen of Denmark.

Patrick Kron Independent Director

Patrick Kron is a graduate of École polytechnique and the Paris École des mines.

He has been an independent Director of Sanofi since 2014 and currently serves as Chairman of the Compensation Committee of Sanofi and Member of the Appointments and Governance Committee and the Strategy Committee of Sanofi. Patrick Kron started his career in the French Ministry of Industry where he served from 1979 until 1984. He then joined the Pechiney Group where from 1984 until 1988 he held operational responsibilities in one of the Group’s most important factories in Greece, becoming manager of the Greek subsidiary. From 1988 to 1993, he occupied several senior operational and financial positions within Pechiney, first managing a group of activities in the processing of aluminium and eventually as President of the Electrometallurgy Division. In 1993, he became a member of the Executive Committee of the Pechiney Group and was appointed Chairman of the Board of the Carbone Lorraine Company, a position he held until 1997. From 1995 to 1997, he ran the Food and Health Care Packaging Sector of Pechiney and held the position of Chief Operating Officer of the American National Can Company in Chicago (USA). From 1998 to 2002, Patrick Kron was Chief Executive Officer of Imerys before joining Alstom in 2002. Between 2003 and 2016 he was Chief Executive Officer, then Chairman and Chief Executive of Alstom. Patrick Kron was awarded the Légion d’honneur in 2004 and is Officer of National Order of Merit since 2007. Additionally, he is a Director of Lafarge-Holcim and Chairman of Truffle Capital SAS and of PKC&I SAS and Chairman of the Board of Imerys.

Patrick Kron is a citizen of France.

Barbara Lavernos Director

Barbara Lavernos has spent her entire career with L’Oréal, whom she joined in 1991. In 2004, she was appointed Global Chief Procurement Officer, and was entrusted with the General Management of Travel Retail in 2012. In 2014, she was appointed Chief Operations Officer and became a member of the L’Oréal group Executive Committee. Since the end of 2018, she has headed up the group’s IT teams, with a mission to lead the tech transformation of L’Oréal.

Since February 2021, she has served as the L’Oréal group’s President for Research, Innovation and Technologies. Barbara Lavernos is a graduate of the HEI chemical engineering school at Lille (France).

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Fabienne Lecorvaisier Independent Director

Fabienne Lecorvaisier is a graduate of Ecole Nationale des Ponts et Chaussées. She is an independent Director at Sanofi and serves as a member of the Audit Committee since 2013. Fabienne Lecorvaisier began her career at Société Générale and later held various positions at Barclays Bank and the Banque du Louvre. In 1993, she joined the Essilor Group as Development Director before being appointed Finance and Information Systems Director of Essilor America in 1996, then Chief Financial Officer of the Group in 2001 and Senior Vice-President Strategy and Acquisitions in 2007. In 2008, she was appointed Chief Financial Officer of the Air Liquide Group, and member of its Executive Committee. Since July 2017, she has been appointed Executive Vice President of the Air Liquide Group in charge of Finance, Operations Control and General Secretariat. Fabienne Lecorvaisier is Chairwoman and Chief Executive Officer of Air Liquide Finance and a Director of Air Liquide International, Air Liquide Eastern Europe, the Hydrogen Company (France) as well as a Director of American Air Liquide Inc. She is also Executive Vice President of Air Liquide International Corporation and Chairwoman of Air Liquide US LLC.

Fabienne Lecorvaisier is a citizen of France.

Melanie Lee Independent Director

Melanie Lee, PhD, CBE, is CEO of Life Arc since 2018. She is an independent Director at Sanofi since 2017 and a member of the Appointments and Governance Committee and the Scientific Committee.

Following her academic career she spent 10 years at Glaxo/GlaxoWellcome (1988-1998). In 1998, Melanie joined Celltech plc as Executive Director of Research. Celltech plc was subsequently acquired by UCB where she became Executive Vice President, Research and Development.

After leaving UCB in 2009 she had a successful tenure as CEO at Syntaxin Ltd, a UK based biotech and following the sale to Ipsen, founded NightstaRx Ltd, a Syncona backed company in 2014.

Melanie received an undergraduate degree in Biology from the University of York and then a Ph.D. at National Institute for Medical Research in London.

She worked as a molecular genetics postdoc, first at Imperial College London on yeast and then from 1985 with Sir Paul Nurse, a Nobel Prize winner, at the Imperial Cancer Research Fund’s Lincoln’s Inn Laboratories. Melanie received her CBE for services to medical science in 2009.

She was also Chief Scientific Officer of BTG plc from 2014 to 2018.

Melanie Lee is a British citizen.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Carole Piwnica Independent Director

Carole Piwnica holds a degree in law from Université Libre de Bruxelles and a Masters in law from New York University. She is an independent Director of Sanofi since 2010 and a member of the Compensation Committee. Member of the bar of New York and Paris, Carole Piwnica started her career in 1985 at Proskauer Rose, New York, before joining the merger & acquisitions department of Shearman & Sterling, Paris, in 1987. She was General Counsel at Gardini et Associés from 1991 to 1994 when she joined Amylum Group where she was Chairman from 1996 to 2000. Between 1996 and 2006, she was Vice-President and Board Member of Tate & Lyle Plc, a world leader in sugar derivatives. Carole Piwnica currently is a Member of the Supervisory Board of Rothschild & Co in France and Director of Amyris Inc. in the U.S. She was also Director of Naxos UK Ltd, a company specialized in private equity consulting in the UK.

Carole Piwnica is a citizen of Belgium.

Gilles Schnepp Independent Director

A graduate of HEC in 1981, Gilles Schnepp began his career at Merrill Lynch in 1983 before joining Legrand in 1989 where he held several positions before becoming Deputy Chief Executive Officer in 2001, Chief Executive Officer in 2004 and Chairman and Chief Executive Officer in 2006. Since 2018, he has been Chairman of the Board of Directors. He has been an independent Director of Sanofi since 2020 and currently serves on the Audit Committee and on the Strategic Committee.

Gilles Schnepp has also been a member of the Board of Directors of Saint Gobain since 2009, Vice-Chairman of the Supervisory Board of PSA from 2019 to 2021 and Chairman of Board of Directors of Danone since March 2021, and a director since December 2020.

Gilles Schnepp is a citizen of France.

Diane Souza Independent Director	Diane Souza holds a degree in Accounting from University of Massachusetts and an honorary doctorate in Business Studies from University of Massachusetts Dartmouth. She is a Certified Public Accountant. She is an independent Director of Sanofi since 2016 and a member of the Compensation Committee and the Audit Committee. Diane Souza started her career as an Audit Staff Accountant at Price Waterhouse in 1979, then held various positions at Deloitte Haskins & Sells from 1980-1988 before returning to Price Waterhouse from 1988-1994. From 1994-2006, she held various senior positions at Aetna Inc. From 2007-2008, she served as Principal Consultant at Strategic Business Solutions, LLC and from 2008-2014, she served as Chief Operating Officer of OptumHealth Specialty Benefits, then Chief Executive Officer of UnitedHealthcare Specialty Benefits. She was a Director at Farm Credit East in the

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
United States. Currently, she is a member of the Board of Directors of Amica Insurance Companies (USA).
Diane Souza is a citizen of the United States of America.

Thomas Südhof Independent Director

Thomas Südhof holds a degree in medicine from the Faculty of Medicine of the University of Göttingen and a Doctoral Degree from the Max Planck Institute/University of Göttingen (Germany). He is an independent Director of Sanofi since 2016. Thomas Südhof, MD, is the Avram Goldstein Professor in Stanford University School of Medicine, and serves as a professor of Molecular & Cellular Physiology and Neurosurgery, and, by courtesy, of Psychiatry and Neurology. In addition, he is an investigator of the Howard Hughes Medical Institute, and has been an advisor at Catalio Venture Partners since 2019.

Previously Dr. Südhof spent 25 years at the University of Texas, Southwestern, where he acted as Chairman of the Department of Neuroscience. Most of his research at that time focused on the mechanisms of synaptic information transmission which have pharmacological consequences for the treatment of neurodegenerative and neuropsychiatric diseases. He is co-founder and member of numerous scientific committees of companies and biotechs based in the United States.

Dr. Südhof won the Nobel Prize in Physiology or Medicine (shared with James Rothman and Randy Shekman) in 2013, the Albert Lasker Medical Basic Research Award (shared with Richard Scheller), as well as the Bernhard Katz Award of the Biophysical Society (shared with Reinhard Jahn).

Thomas Südhof is a citizen of Germany and the United States of America.

Wolfgang Laux Director Representing Employees

Wolfgang Laux has worked for Sanofi and Aventis since 2000. Until 2006 he worked as Senior Scientist in Process Development in Frankfurt/Höchst and since 2006 as Industrialization Coordinator for new products in Industrial Affairs’ central organization at Croix-de-Berny and Gentilly.

Involved in employee representation since 2014 for the trade union organization “CFE-CGC”, he has been a member of the Works council of the Sanofi Chimie central organization (since 2014), member of the Committee on hygiene, safety and working conditions (CHSCT, 2016-2019) and trade union delegate (since 2016).

Wolfgang Laux holds a Ph.D. in organic chemistry from the University of Frankfurt am Main and has been a post-doctoral research fellow at the State University of New York at Stony Brook (US, 1998-2000) and at the University of Montpellier (France, 1996-1997).

Wolfgang Laux is a citizen of Germany.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Ceng-Yann Tran Director Representing Employees

Yann Tran has worked for Sanofi and Aventis since 1995. Until 2006 he was a researcher in molecular biology and then a bioinformatics researcher from 2006 to 2010 at Sanofi R&D.

Since 2010, he has been trade union leader in social relations in the Sanofi group and at national level and since 2014, he has been federal delegate in charge of the Pharmacy branch -negotiations and monitoring of branch agreements, national collective agreements as well as responsible for social protection for the FCE-CFDT federation (trade union organization). In 2021, he became coordinator for IndustriALL Europe at CEE Sanofi.

He was a member of the Sanofi Employee Savings Supervisory Board (PEG and PERCO, 2010-2014) and a member of the Sanofi Group Committee (2010-2014).

Yann Tran holds a master’s degree in Biochemical and Biological Engineering Sciences and Techniques (Paris XII University, France) and a DEA in Biochemistry: Integrative Protein Biology (Paris VII University, France).

Ceng-Yann Trann is a citizen of France.

Olivier Charmeil Executive Vice President, General Medicines	Olivier Charmeil is a graduate of HEC (École des Hautes Études Commerciales) and of the Institut d’Études Politiques in Paris. From 1989 to 1994, he worked in the Mergers & Acquisitions department of Banque de l’Union Européenne. He joined Sanofi Pharma in 1994 as head of Business Development. Subsequently, he held various positions within Sanofi, including Chief Financial Officer (Asia) of Sanofi- Synthélabo in 1999 and Attaché to the Chairman, Jean-François Dehecq, in 2000, before being appointed as Vice President, Development within the Sanofi-Synthélabo International Operations Directorate, where he was responsible for China and support functions. In 2003, Olivier Charmeil was appointed Chairman and Chief Executive Officer of Sanofi-Synthélabo France, before taking the position of Senior Vice President, Business Management and Support within the Pharmaceutical Operations Directorate. In this role, he piloted the operational integration of Sanofi-Synthélabo and Aventis. He was appointed Senior Vice President Asia/Pacific, Pharmaceutical Operations in February 2006; Operations Japan reported to him from January 1, 2008, as did Asia/Pacific and Japan Vaccines from February 2009. On January 1, 2011, Olivier Charmeil was appointed Executive Vice President Vaccines, and joined Sanofi’s Executive Committee.

In May 2015, Olivier Charmeil and André Syrota were appointed as Co-Leaders of “Medicine of the Future”, an initiative developed by the French Minister for Economy, Industry and Digital Affairs, the French Minister for Social Affairs, Health and Women’s Rights and the French

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Minister for National and Higher Education and Research. They have been tasked with assembling a group of industrialists and academics, with the objective of imagining how French industry can accelerate the launch and export of innovative industrial products, with an emphasis on new biotechnologies.

From June 2016 to December 2018, Olivier Charmeil served as Executive Vice President of our General Medicines and Emerging Markets Global Business Unit.

He took up his current position of Executive Vice President, China and Emerging Markets in January 2019. In February 2020 he has been appointed to lead the General Medecines GBU. The General Medecines GBU will be created from two existing GBUs: Primary Care and China and Emerging Markets. He also serves as sponsor for China. Also in 2020, Olivier became a Board Member of the European Federation of Pharmaceutical Industries and Associations (EFPIA).

Olivier Charmeil is a citizen of France.

Jean-Baptiste Chasseloup de Chatillon Executive Vice President, Chief Financial Officer

Jean-Baptiste Chasseloup de Chatillon holds a Masters from Paris Dauphine University and studied Finance in the United Kingdom at Lancaster University.

Until recently, he served as Chief Financial Officer and Executive Vice President of the PSA Group. In that capacity, he was also a member of the Managing Board and Executive Committee. He held various management positions within the PSA Group in finance (Treasurer in Spain, Chief Financial Officer in the United Kingdom) and in sales and marketing (Citroen Belgium Managing Director). He was also Chairman of the Board of Banque PSA Finance (BPF) from 2012 to June 2016. He joined the Peugeot S.A. Managing Board in 2012.

He was appointed to his current post on October 1, 2018. Jean-Baptiste Chasseloup de Chatillon is a citizen of France.

Karen Linehan Executive Vice President, Legal Affairs and General Counsel	Karen Linehan graduated from Georgetown University with Bachelor of Arts and Juris Doctorate degrees. Prior to practicing law, Ms. Linehan served on the congressional staff of the Speaker of the U.S. House of Representatives from September 1977 to August 1986. Until December 1990, she was an Associate in a mid-size law firm in New York. In January 1991, she joined Sanofi as Assistant General Counsel of its U.S. subsidiary. In July 1996, Ms. Linehan moved to Paris to work on international legal matters within the Group and she has held a number of positions within the Legal Department, most recently as Vice President – Deputy Head of Legal Operations. She was appointed to her current position in March 2007.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Karen Linehan is a citizen of the United States of America and Ireland.

Julie Van Ongevalle Executive Vice President, Consumer Healthcare

Julie Van Ongevalle joined Sanofi on September 1, 2020.

She graduated from the Institut Catholique des Hautes Etudes Commerciales (Belgium) with a Master of Science in Commercial and Financial Sciences.

With over 20 years of international experience, Julie has a deep knowledge of consumers and digital, as well as a proven track record in brand building, from identifying growth opportunities to building and implementing delivery strategies.

Prior to joining Sanofi, Julie worked at the Estée Lauder Companies, where she held roles of increasing responsibility across the company, starting in 2004. As Global Brand President of the Origins brand from 2016, she led a global organization of 4,000 people, growing the company’s market share across geographies. Prior to Origins, she spent eight years in the M.A.C. Cosmetics division, first as General Manager Benelux, then of the EMEA Region and finally North America.

Julie started her career as a marketing manager at GSK Consumer Healthcare and Clinique.

Julie Van Ongevalle is a citizen of Belgium.

Philippe Luscan Executive Vice President, Global Industrial Affairs

Philippe Luscan is a graduate of the École Polytechnique (X) and the École Nationale Supérieure des Mines de Paris in Biotechnology. He began his career in 1987 as a Production Manager at Danone. In 1990, he joined Sanofi as Director of the Sanofi Chimie plant at Sisteron, France, and subsequently served as Industrial Director of Sanofi in the United States, as Vice President Supply Chain and as Vice President Chemistry from September 2006. He was appointed to his current position in September 2008. From January 2015 to September 2017, he was also Chairman of Sanofi in France.

Philippe Luscan is a citizen of France.

John Reed Executive Vice President, Global Head of Research & Development

John Reed holds a B.A. in chemistry from the University of Virginia, Charlottesville and an M.D. and Ph.D. (Immunology) from the University of Pennsylvania School of Medicine.

He began his academic career as a member of the faculty at the University of Pennsylvania in 1988, following a post-doctoral fellowship in Molecular Biology at the Wistar Institute and a residency in Pathology & Laboratory Medicine at the Hospital of the University of Pennsylvania. John Reed subsequently held faculty appointments at several universities including the University of California, the University of Florida and ETH-Zurich.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

In 1992, he joined the Sanford-Burnham Medical Research Institute in La Jolla, California, one of the largest independent non-profit biomedical research institutes in the United States. From 2002 to 2013, he served as CEO of the Institute. During his tenure, John Reed ran a highly productive laboratory that generated more than 900 research publications and over 130 patents, was awarded more than 100 research grants, and trained over 100 post-doctoral fellows. He is a Fellow of the American Association for the Advancement of Science (AAAS) and the recipient of numerous honors and awards for his accomplishments in biomedical research.

John Reed has served on multiple editorial boards of research journals, and was scientific founder or co-founder of four biotechnology companies. He has served on the Board of Directors for five publicly traded biopharmaceutical and biotechnology companies and on the governing boards for various non-profit biomedical research organizations.

From 2013 to 2018, John Reed was Global Head of Roche Pharmaceutical Research & Early Development, based at company headquarters in Basel, Switzerland. He was responsible for research through Phase IIb development for all therapeutic areas, overseeing R&D activities across 7 global sites.

He assumed his current position as Executive Vice President, Global Head of Research & Development for Sanofi in July 2018.

John Reed is a citizen of the United States of America.

Natalie Bickford Executive Vice President, Chief People Officer

Natalie Bickford is determined to build a workplace where people can bring their best selves to work. She aims to reinvent the employee experience through flexible working and establish a culture that thrives on a diverse workforce and that values everyone, regardless of age, religion, gender identity, race, religion, or sexual orientation. Natalie has a solid track record of transforming organizations and was awarded “HR Diversity Champion of the Year” at the European Diversity Awards in November 2019.

She has worked in HR for more than 20 years and brings a wealth of experience in consumer-facing industries to Sanofi. Natalie previously worked as Group HR Director at Merlin Entertainments, the world’s second largest location-based entertainment business, where she was responsible for 30,000 employees across Europe, North America, and Asia Pacific. She also held senior HR positions at Sodexo, AstraZeneca and Kingfisher Plc.

Natalie graduated from the University of Warwick in French and international politics. She is also a board member of the Kronos Workforce Institute.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Arnaud Robert Executive Vice President, Chief Digital Officer

Arnaud holds an engineering degree from the Ecole Polytechnique de Montreal, a Master in Engineering from the Swiss Institute of Technology, and a PhD in Computer Science from the Swiss Institute of Technology.

A newcomer to the pharma sector, Arnaud has led digital transformations across multiple industries and brings expertise in consumer and omni-channel digital experiences, including the launch of the Apple Watch Nike experience. He previously worked at The Walt Disney Company, Nike, Shaw Communications and most recently as Chief Digital Officer at Viking Cruises.

He was appointed as Chief Digital Officer, leading the digital, data and technology groups, on June 15, 2020.

Arnaud Robert is a citizen of Canada.

Bill Sibold Executive Vice President, Sanofi Genzyme

Bill Sibold holds an MBA from Harvard Business School and a B.A. in Molecular Biophysics and Biochemistry from Yale University. He has more than twenty-five years of experience in the biopharmaceutical industry. Bill Sibold began his career with Eli Lilly and then held a number of leadership positions within Biogen, including driving their US commercial operations in neurology, oncology and rheumatology. He also worked for Biogen in Australia and the Asia-Pacific region, and served as Chief Commercial Officer at Avanir Pharmaceuticals. Bill Sibold joined Sanofi in late 2011 as head of the MS franchise where he oversaw the successful launches of Aubagio® and Lemtrada®. From January 2016 to June 2017 he served as head of Sanofi Genzyme’s Global Multiple Sclerosis, Oncology and Immunology organization, where he led preparation for the global launches of dupilumab and sarilumab.

Bill Sibold has headed up Sanofi Genzyme, Sanofi’s specialty care global business unit, since July 1, 2017. He also serves as sponsor for North America since February 2020.

Bill Sibold is a citizen of the United States of America and Canada.

Thomas Triomphe Executive Vice President, Sanofi

Thomas Triomphe earned his MSc in industrial engineering from Ponts et Chaussées and he also holds an MBA from INSEAD.

Thomas joined Sanofi Pasteur in 2004 and has since advanced within the company in several roles of increasing responsibility in sales and marketing, at the country, regional and global levels. From 2015 to 2018, he was Head of the Asia Pacific Region, based in Singapore. Before that, he served as Head of Sanofi Pasteur Japan from 2012 to 2015. In 2010, he became Associate Vice President, Head of the Influenza-Pneumo Franchise after three years as Director for the same franchise, based in the US. Earlier in

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

his career, Thomas worked in banking and strategic consulting.

Thomas has been Vice President and Head of Franchise & Product Strategy for Sanofi Pasteur since January 2018. In this position, he implemented the global brands and designed the vaccines strategy, in close collaboration with Industrial Affairs and R&D.

He was appointed to his current position on June 15, 2020.

Thomas Triomphe is a citizen of France.

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